FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒ No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For Release:  Wednesday 24 August, 2005

Amcor Limited Senior Executive Appointment

Amcor announces today the appointment of Ron Delia to the role of Executive General Manager Operations Development.  Mr Delia is presently Associate Principal with McKinsey & Company in New York, and will take up his new role with Amcor on 21 September 2005.

Mr Delia has an extensive background working with global manufacturing and packaging businesses since he joined McKinsey in 2000.  Prior to joining McKinsey he held a senior management role in a business that is now part of Alcan Packaging.

As a member of Amcor’s Global Executive Team, Mr Delia will report directly to Amcor’s CEO and Managing Director, Ken MacKenzie, and his role, which is new, will focus on customer and market-facing activities, global IT, procurement and other cross-divisional opportunities.

For more information:

John Murray	Ken MacKenzie
EGM Corporate Affairs	CEO & Managing Director
Amcor Limited	Amcor Limited
Tel: + 61 3 9226 9005	Tel: + 61 3 9226 9001

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 6500

www.amcor.com

AMCOR LIMITED
A.B.N. 62 000 017 372

FULL YEAR FINANCIAL REPORT

FULL REPORT

30 JUNE 2005

24th August 2005

Amcor Limited and its controlled entities

Statements of Financial Performance

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	Note	2005	2004	2005	2004
		$m	$m	$m	$m

Revenues from sale of goods	2	11,099.6	10,405.9	—	—

Other revenues from ordinary activities	2	174.7	175.0	365.5	406.8

Total revenue from ordinary activities	2	11,274.3	10,580.9	365.5	406.8

Expenses from ordinary activities excluding borrowing costs	3	(10,871.2)	(9,964.0)	287.1	(95.9)

Borrowing costs	1(8),3	(158.1)	(145.4)	(217.2)	(179.8)

PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE		245.0	471.5	435.4	131.1

Income tax (expense) / benefit relating to ordinary activities	5	(58.8)	(111.3)	37.9	46.9

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		186.2	360.2	473.3	178.0

Net profit attributable to outside equity interests		(13.0)	(14.5)	—	—

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	27	173.2	345.7	473.3	178.0

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net exchange difference relating to self-sustaining foreign operations	26	(159.8)	(65.4)	—	—

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(159.8)	(65.4)	—	—

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY	29	13.4	280.3	473.3	178.0

NET OPERATING PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY:
• Before significant items		443.0	440.3	473.3	178.0
• After significant items	4	173.2	345.7	473.3	178.0

		cents	cents
EARNINGS PER SHARE
Basic earnings per share	7	13.8	33.8
Diluted earnings per share	7	13.7	33.7

The Statements of Financial Performance are to be read in conjunction with the notes to the financial statements set out on pages 6 to 81.

Amcor Limited and its controlled entities

Statements of Financial Position

		CONSOLIDATED		AMCOR LIMITED
As at 30 June	Note	2005	2004	2005	2004
		$m	$m	$m	$m

CURRENT ASSETS
Cash assets	9	210.8	131.0	3.7	7.5
Receivables	10	1,685.9	1,551.4	6,027.4	8,103.3
Inventories	11	1,440.1	1,369.6	—	—

TOTAL CURRENT ASSETS		3,336.8	3,052.0	6,031.1	8,110.8

NON-CURRENT ASSETS
Receivables	12	71.6	81.8	33.8	41.8
Other financial assets	13	48.4	12.9	4,678.7	3,647.9
Property, plant and equipment	14	4,400.1	4,745.0	8.7	5.6
Intangibles	15	1,766.9	2,062.7	5.5	5.0
Deferred tax assets	16	176.2	238.8	88.4	100.0
Other non-current assets	17	98.9	93.2	11.4	13.4

TOTAL NON-CURRENT ASSETS		6,562.1	7,234.4	4,826.5	3,813.7

TOTAL ASSETS		9,898.9	10,286.4	10,857.6	11,924.5

CURRENT LIABILITIES
Payables	18	1,991.8	1,831.1	35.9	35.1
Interest-bearing liabilities	19	729.2	728.5	3,849.6	4,846.6
Current tax liabilities	20	82.5	77.4	13.4	23.6
Provisions	21	290.4	339.7	2.1	2.9

TOTAL CURRENT LIABILITIES		3,093.9	2,976.7	3,901.0	4,908.2

NON-CURRENT LIABILITIES
Payables	22	0.7	13.2	—	—
Interest-bearing liabilities	23	1,747.8	1,776.2	1,275.9	1,463.8
Deferred tax liabilities		292.8	388.5	148.6	169.2
Provisions	21	100.0	91.9	5.2	4.5
Undated subordinated convertible securities	24	301.1	332.3	301.1	332.3

TOTAL NON-CURRENT LIABILITIES		2,442.4	2,602.1	1,730.8	1,969.8

TOTAL LIABILITIES		5,536.3	5,578.8	5,631.8	6,878.0

NET ASSETS		4,362.6	4,707.6	5,225.8	5,046.5

EQUITY
Contributed equity	25	3,348.1	3,351.9	2,751.5	2,755.3
Reserves	26	(510.9)	(349.2)	40.7	40.9
Retained profits	27	1,446.9	1,614.3	2,433.6	2,250.3
Equity attributable to members of the parent entity		4,284.1	4,617.0	5,225.8	5,046.5
Outside equity interests in controlled entities	28	78.5	90.6	—	—

TOTAL EQUITY	29	4,362.6	4,707.6	5,225.8	5,046.5

The Statements of Financial Position are to be read in conjunction with the notes to the financial statements set out on pages 6 to 81.

Amcor Limited and its controlled entities

Statements of Cash Flows

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June	Note	2005	2004	2005	2004
		$m	$m	$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		10,936.7	10,453.7	—	—
Payments to suppliers and employees		(9,900.0)	(9,222.8)	(66.6)	(64.8)
Dividends received		0.6	0.6	40.6	37.3
Interest received		20.6	14.7	309.6	350.2
Borrowing costs paid		(156.3)	(165.6)	(211.8)	(183.4)
Income taxes paid		(115.5)	(105.8)	(42.2)	(4.9)
Other (payments)/receipts		71.3	57.0	31.8	(38.9)

NET CASH FROM OPERATING ACTIVITIES (1)		857.4	1,031.8	61.4	95.5

CASH FLOWS FROM INVESTING ACTIVITIES

Loans drawn/(repaid) - controlled entities		—	—	157.8	(360.8)
Loans drawn by other persons		4.8	24.5	5.7	8.9
Acquisition of:
Controlled entities and businesses	36(2)	(9.7)	(618.9)	(10.1)	(132.7)
Investments		(35.8)	—	—	—
Property, plant and equipment / Intangibles		(647.4)	(605.4)	(3.1)	(4.4)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	36(3)	10.8	40.2	—	—
Property, plant and equipment		77.4	98.3	0.3	—

NET CASH FROM / (USED IN) INVESTING ACTIVITIES		(599.9)	(1,061.3)	150.6	(489.0)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid		(346.6)	(225.0)	(287.3)	(172.9)
Net proceeds from share issues, convertible securities and calls on partly-paid shares		(3.3)	13.2	(2.5)	13.2
Proceeds from borrowings		3,719.0	5,280.3	3,324.0	4,668.3
Repayment of borrowings		(3,504.3)	(4,817.1)	(3,250.0)	(4,114.1)
Principal lease repayments		(18.1)	(144.8)	—	—

NET CASH (USED IN) / FROM FINANCING ACTIVITIES		(153.3)	106.6	(215.8)	394.5

NET INCREASE / (DECREASE) IN CASH HELD		104.2	77.1	(3.8)	1.0

CASH AT THE BEGINNING OF THE YEAR		121.1	46.1	7.5	6.5
Exchange rate changes on foreign currency cash balances		(11.5)	(2.1)	—	—

CASH AT THE END OF THE YEAR (2)		213.8	121.1	3.7	7.5

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 6 to 81.

		CONSOLIDATED		AMCOR LIMITED
For the year ended 30 June		2005	2004	2005	2004
		$m	$m	$m	$m
(1)	RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES

	PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	186.2	360.2	473.3	178.0

	Add / (less) non-cash items and items classified as financing / investing activities:

	Depreciation of property, plant and equipment	444.1	459.4	0.6	0.5
	Amortisation of leased assets	7.4	13.2	—	—
	Amortisation of goodwill and other intangibles	131.3	131.2	0.3	0.3
	Interest capitalised	(3.7)	(4.5)	—	—
	Finance charges on capitalised leases	3.9	4.7	—	—
	Profit on disposal of non-current assets	(8.6)	(30.6)	(0.1)	—
	Profit on disposal of business/controlled entities	(3.8)	(4.1)	(3.3)	—
	Unrealised foreign exchange (gain)/loss	(1.6)	—	(322.1)	42.4
	Effect of tax consolidation regime on tax balances	—	—	(102.7)	—
	Non cash significant item	227.5	50.2	—	—
		982.7	979.7	46.0	221.2
	Change in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:

	• Decrease / (increase) in sundry assets	6.2	(19.9)	(9.2)	(6.1)
	• Increase / (decrease) in current and deferred taxes	(6.2)	10.7	22.6	(51.8)
	• Increase / (decrease) in provisions	(66.3)	(55.4)	(2.2)	1.4
		(66.3)	(64.6)	11.2	(56.5)

	• (Increase) / decrease in receivables	(167.4)	143.7	10.4	(40.1)
	• Increase in inventories	(165.5)	(18.1)	—	—
	• Increase / (decrease) in payables	273.9	(8.9)	(6.2)	(29.1)
		(59.0)	116.7	4.2	(69.2)

	NET CASH FROM OPERATING ACTIVITIES	857.4	1,031.8	61.4	95.5

(2)	RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash - refer Note 9	210.8	131.0	3.7	7.5
Short-term deposits - refer Note 10	19.0	17.3	—	—
Bank overdrafts - refer Note 19	(16.0)	(27.2)	—	—

	213.8	121.1	3.7	7.5

(3)	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of nil (2004 $104.0 million) by means of finance leases. Dividends of nil (2004 $94.7 million) were paid for via the Dividend Reinvestment Plan and convertible securities of $0.1 million (2004 $99.9 million) were converted into fully paid ordinary shares. These transactions are not reflected in the Statements of Cash Flows.

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 6 to 81.

Amcor Limited and its controlled entities

Notes to the financial statements

For the year ended 30 June 2005

INDEX

Note	Description
1	Accounting policies
2	Revenue
3	Profit from ordinary activities
4	Significant items
5	Income tax expense
6	Auditors’ remuneration
7	Earnings per share
8	Segment report
9	Cash assets
10	Receivables
11	Inventories
12	Non-current receivables
13	Other financial assets
14	Property, plant and equipment
15	Intangibles
16	Deferred tax assets
17	Other non-current assets
18	Current Payables
19	Current Interest bearing liabilities
20	Current tax liabilities
21	Provisions
22	Non-current payables
23	Non-current interest bearing liabilities
24	Undated subordinated convertible securities
25	Contributed equity
26	Reserves
27	Retained profits
28	Outside equity interests in controlled entities
29	Total equity reconciliation
30	Additional financial instrument disclosure
31	Capital expenditure commitments
32	Lease commitments
33	Other expenditure commitments
34	Contingent liabilities
35	Employee benefits
36	Amcor’s controlled entities
37	Related party disclosures
38	Directors’ and Executives’ disclosures
39	Impact of Adopting Australian Equivalents to International Financial Reporting Standards
40	Events Subsequent to Reporting Date

NOTE 1. ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited (‘the company’) and its controlled entities (‘the consolidated entity’) in the preparation of this financial report are:

(1) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or fair values of assets.  Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.  Certain items in the comparative periods have been reclassified to conform to current period disclosures.

(2) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 ‘Consolidated Accounts’. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. A list of controlled entities appears in Note 36 to the financial statements.

Outside interests in the equity and results of the entities that are controlled by the company are shown as a separate item in the consolidated financial statements.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount and dividends are brought to account in the Statement of Financial Performance when they are declared.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(3) Revenue Recognition

Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity.  Sales revenue is recognised when control of the goods passes to the customer.

Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

Sales of Non-Current Assets

The gross proceeds of non-current asset sales are recognised as revenue at the date control passes to the buyer.  The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(4) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ issued in December 1999 whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a deferred tax asset or a deferred tax liability.  The deferred tax asset and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation.  These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped.  The tax effect of capital losses is not recorded unless realisation is virtually certain.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 36.  The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions during the year.  The contributions are calculated as if each subsidiary was a stand-alone entity.  The contributions are payable annually.

The assets and liabilities arising under the tax sharing agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Tax Office (‘ATO’).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis.  The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(5) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•                  Leasehold land between 1% - 3% (2004 1% - 3%)

•                  Land improvements between 1% - 3% (2004 1% - 3%)

•                  Buildings between 1% - 5% (2004 1% - 5%)

•                  Plant and equipment between 3% - 25% (2004 3% - 25%)

•                  Finance leased assets between 4% - 20% (2004 4% - 20%)

(6) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ service provided to reporting date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long Service Leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to reporting date.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Liabilities which are not expected to be settled within 12 months are discounted using the rate attaching to those national government securities at reporting date which most closely match the terms of maturity of the related entitlements.

Profit Sharing and Bonus Plans

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

Employee Share and Option Plans

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’).  Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

Options relating to the ESOP are generally issued at the closing market price on the date of allotment.  Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 35.

Loans to assist in the purchase of shares are shown as receivables.  Shares are held in trust until the loan is settled.  The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity.  No value is recognised at the time of the issue of options under the ESOP.  If exercised, contributions are recognised as equity.  Shares issued under the ESOP are treated as equity to the extent the shares are paid-up.  Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds.  Contributions are charged against profit as and when they are incurred.  Further information is set out in Note 35.

(7) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery.  In the Statements of Financial Position, the provision is recognised net of the recovery receivable only when the entity:

•                  has a legally recognised right to set-off the recovery receivable and the provision; and

•                  intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

•                  the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition

•                  a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.  The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into.  Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous Contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations.  A provision is recognised to the extent that the contract obligations exceed future economic benefits.

Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(8) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and foreign exchange differences on borrowings other than those designated as net investment hedges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3.

(9) Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the financial report, are brought to account at cost and dividend income is recognised in the Statements of Financial Performance when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates.  Associates are those entities over which the consolidated entity exercises significant influence, but does not control.  The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves.  Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount.  These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves.

(10) Non-Current Assets

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted or discounted cash flows as deemed appropriate. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount.  The write-down is recognised as an expense in the Statements of Financial Performance in the reporting period in which it occurs.

(11) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(12) Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 ‘Foreign Currency Translation’.  Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

Prior to translation, the financial reports of self-sustaining operations in hyper-inflationary economies are restated to account for changes in the general purchasing power of the local currency, based on relevant price indices at reporting date.

For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed.

(13) Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 25 and 35.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity.  The Consolidated Statement of Financial Performance does not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans are carried at their principal amounts.  Interest is charged as an expense as it accrues other than for amounts capitalised.  Refer Note 1 (8).

Commercial paper is carried at face value.  The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Eurobond notes are carried at face value. The discount is carried as a deferred expense and amortised over the period to maturity. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities have been translated at the rate of exchange ruling at reporting date. Interest payable on these securities is recognised when entitlements accrue and is calculated in accordance with the terms of each issue.  The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 24.

Financial Instruments Included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts.  Collectability of overdue accounts is assessed on an ongoing basis.  Specific provision is made for all doubtful accounts.  A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

Derivatives

The consolidated entity’s policy on interest rate risk management is to monitor and, where appropriate, hedge the consolidated entity’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The consolidated entity may enter into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures.  These instruments are not held for speculative purposes.  Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the Statements of Financial Performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the Statements of Financial Position until the hedge transaction occurs.  When recognised, the net receivables or payables are revalued using the rate of exchange ruling at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, the deferred gains or losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction as it occurs.  Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, deferred gains or losses that arose on the hedge instrument are included in the Statements of Financial Performance.

Net receipts and payments under the interest rate swap contracts, forward rate agreements and cross currency swaps are recognised on an accruals basis as an adjustment to interest expense.  The premiums paid on interest rate options are included in other assets and amortised to borrowing costs over the term of the agreement.

Net Investment in Foreign Operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

(14) Leased Assets

Leases under which the company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(15) Research and Development Expenditure

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalised and amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

(16) Trademarks / Licences

The consolidated entity writes off expenditure on trademarks / licences to profit as incurred.

(17) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisitions of controlled entities and businesses.

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.  The unamortised balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(18) Earnings per Share (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares.  The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price (refer Note 7).

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(19) Acquisition of Assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.  Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

NOTE 2. REVENUE

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Revenue

Revenue from sale of goods	11,099.6	10,405.9	—	—

Other revenues from operating activities

Interest received/receivable

• Controlled entities	—	—	320.5	351.1
• Other	20.9	13.2	2.6	1.7
	20.9	13.2	323.1	352.8

Dividend received/receivable

• Controlled entities	—	—	40.6	37.3
• Other	0.6	0.6	—	—
	0.6	0.6	40.6	37.3

Other revenues from outside operating activities

Gross proceeds on disposal of non-current assets	77.8	98.7	0.3	—

Gross proceeds on disposal of businesses and controlled entities	10.8	2.1	—	—

Other	64.6	60.4	1.5	16.7
	153.2	161.2	1.8	16.7

Total other revenues	174.7	175.0	365.5	406.8

TOTAL REVENUE FROM ORDINARY ACTIVITIES	11,274.3	10,580.9	365.5	406.8

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m
Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:

Depreciation
• of property, plant and equipment - refer Note 1 (5)	(444.1)	(459.4)	(0.6)	(0.5)
Amortisation:
• of leased assets- refer Note 1 (5)	(7.4)	(13.2)	—	—
• of goodwill - refer Note 1 (17)	(127.2)	(127.6)	—	—
• of other intangibles	(4.1)	(3.6)	(0.3)	(0.3)
	(582.8)	(603.8)	(0.9)	(0.8)
Borrowing costs
Interest paid/payable:
• Controlled entities	—	—	(125.3)	(92.2)
• Finance charges on leased assets	(3.9)	(4.7)	—	—
• Other persons	(150.0)	(138.4)	(91.0)	(87.6)

Interest capitalised - refer Note 1 (8)	3.7	4.5	—	—
	(150.2)	(138.6)	(216.3)	(179.8)

Other borrowing costs	(7.9)	(6.8)	(0.9)	—
Total borrowing costs	(158.1)	(145.4)	(217.2)	(179.8)

Other

Bad debts written off:
• Trade debtors	(3.0)	(6.2)	—	—

Provisions:
• Employee entitlements and directors’ retiring allowances	(63.6)	(106.0)	(1.6)	(1.6)
• Doubtful debts	(5.8)	(1.1)	—	—
• Diminution in value of inventories	(26.8)	5.4	—	—
• Insurance/workers’ compensation and other claims	(37.4)	(24.6)	—	—
• Onerous Contracts	(12.6)	(12.8)	—	—
• Restructuring	(64.9)	(57.0)	—	—

Lease rentals
• Operating leases	(131.7)	(131.6)	—	—

Asset impairments - refer Note 4	(242.4)	—	—	—

Net profit on disposal of businesses and non-current assets	12.4	34.7	0.1	—

Net foreign exchange gains / (losses)	4.6	4.8	324.1	(50.3)

Net loss on sale of receivables	(7.5)	—	—	—

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Cost of sales	(9,304.8)	(8,589.7)	—	—

Other expenses
Sales and marketing expenses	(303.2)	(312.6)	—	—
General and administration expenses including foreign exchange gains / (losses)	(1,223.5)	(1,015.3)	287.4	(95.2)
Research and development costs	(39.7)	(46.4)	(0.3)	(0.7)

Expenses from ordinary activities excluding borrowing costs	(10,871.2)	(9,964.0)	287.1	(95.9)

NOTE 4. SIGNIFICANT ITEMS

Significant items before income tax
PET business integration and restructure	(51.8)	(19.9)	—	—
Flexibles’ market sector rationalisation	(34.2)	(69.3)	—	—
Write-down residual assets of the former Twinpak group	—	(10.6)	—	—
Asset impairments	(242.4)	—	—	—
Significant items before income tax	(328.4)	(99.8)	—	—

Related income tax on significant items (where applicable)
Income tax benefit on PET business integration and restructure	14.8	—	—	—
Income tax benefit on Flexibles’ market sector rationalisation	9.5	2.4	—	—
Income tax benefit on write-down residual assets of the former Twinpak group	—	2.8	—	—
Income tax benefit on asset impairments	34.3	—	—	—
Income tax on significant items	58.6	5.2	—	—

SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	(269.8)	(94.6)	—	—

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

	Restructuring				(1)
		Plant		Goodwill	Asset
	Redundancy	Closure	Onerous Lease	Impairment	Impairments	Total
	$m	$m	$m	$m	$m	$m
PET	20.7	19.1	12.0	5.6	49.9	107.3
Australasia	—	—	—	—	108.7	108.7
Flexibles	27.7	6.5	—	—	27.2	61.4
Asia	—	—	—	0.7	44.2	44.9
Corporate	—	—	—	—	6.1	6.1
Total	48.4	25.6	12.0	6.3	236.1	328.4

(1) Comprises $7.3m related to inventory, $1.1m related to other intangibles, $0.4 related to other non current assets and the balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

NOTE 5. INCOME TAX EXPENSE

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Prima facie income tax expense calculated at 30% rate of tax on profit from ordinary activities	(73.5)	(141.5)	(130.6)	(39.3)
(Add) / deduct the tax effect of:
• Effect of different overseas tax rates	5.6	(6.9)	—	—
• Tax rebate on dividends from investments	—	—	12.2	11.2
• Capital structures and PACRS	57.3	71.9	—	—
• Amortisation / write down of goodwill	(37.3)	(25.7)	—	—
• (Under) / over provision in prior years	8.6	9.3	3.5	1.7
• Income tax benefit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax consolidated group	—	—	98.1	20.5
• Income tax benefit related to tax losses of the wholly owned subsidiaries in the tax consolidated group	—	—	66.8	55.8
• Tax loss utilisation	11.1	22.9	—	—
• Significant items	(30.6)	(25.0)	—	—
• Other	—	(16.3)	(12.1)	(3.0)

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(58.8)	(111.3)	37.9	46.9

The balance of the franking account as at 30 June 2005 was nil (2004 nil) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

NOTE 6. AUDITORS’ REMUNERATION

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s
Audit services:
Auditors of the company - KPMG:
Audit and review of financial reports (1)	9,151	7,407	1,765	984
Other services:
Auditors of the company - KPMG:
Taxation services	785	1,157	299	345
Completion audits and acquisition / equity raising due diligence	—	82	—	—
Other assurance services (2)	2,805	2,606	340	428
	3,590	3,845	639	773
Total Auditors Remuneration	12,741	11,252	2,404	1,757

(1) Audit fees for 2005 include amounts associated with the audit of transition to AIFRS of $1,560,000 (Amcor Limited $260,000).

(2) Predominantly comprises fees in relation to the audit of local statutory filings.

NOTE 7. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2005:

(a) ordinary shares

(b) convertible securities

(c) partly paid shares

(d) employee options

	June 2005	June 2004
	$m	$m
Earnings reconciliation
Net profit attributable to members of the parent entity	173.2	345.7
Distribution on PACRS	(52.3)	(52.4)
Basic earnings	120.9	293.3
After tax effect of interest on convertible securities	—	1.4
Diluted earnings	120.9	294.7

	millions	millions
Weighted average number of shares used as denominator

Ordinary shares - Number for basic EPS	879.0	867.1
Effect of employee options	1.1	2.7
Effect of partly-paid shares	0.1	0.3
Effect of convertible securities	—	4.8
Number for diluted EPS	880.2	874.9

	cents	cents
Earnings per share
Basic earnings per share	13.8	33.8
Diluted earnings per share	13.7	33.7

NOTE 8. SEGMENT REPORT

	Amcor		Amcor		Amcor		Amcor		Amcor Rentsch/		Amcor				Unallocated / Inter segment
Business Segments	PET		Australasia		Flexibles		Sunclipse		Amcor Closures		Asia		Other		eliminations		Consolidated
For the year ended 30 June	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

External segment revenue	3,645.1	3,205.2	2,566.3	2,524.3	2,409.3	2,233.7	1,214.7	1,155.4	976.1	1,009.2	262.7	248.9	25.4	29.2	—	—	11,099.6	10,405.9
Inter-segment revenue	—	—	5.4	13.6	9.6	7.3	4.0	2.7	8.0	3.0	0.6	0.6	—	—	(27.6)	(27.2)	—	—
Total segment revenue	3,645.1	3,205.2	2,571.7	2,537.9	2,418.9	2,241.0	1,218.7	1,158.1	984.1	1,012.2	263.3	249.5	25.4	29.2	(27.6)	(27.2)	11,099.6	10,405.9
Unallocated revenue																	174.7	175.0

Total revenue																	11,274.3	10,580.9

Result

Profit before interest, income tax, amortisation of goodwill and significant items	260.5	268.2	316.8	316.5	143.0	131.2	55.8	57.6	109.1	100.6	27.0	30.5	(74.4)	(73.5)	—	—	837.8	831.1
Profit before interest, tax and significant items	194.6	199.9	300.7	300.6	123.0	113.5	42.6	43.9	98.1	89.5	26.0	29.6	(74.4)	(73.5)	—	—	710.6	703.5
Net borrowing costs - refer Note 1(8)																	(137.2)	(132.2)

Profit from ordinary activities before income tax and significant items																	573.4	571.3
Significant items	(107.3)	(19.9)	(108.7)	—	(61.4)	(69.3)	—	—	—	—	(44.9)	—	(6.1)	(10.6)	—	—	(328.4)	(99.8)
Profit from ordinary activities before income tax																	245.0	471.5
Depreciation & amortisation	256.2	261.8	130.1	123.6	95.8	114.1	25.7	25.8	58.7	61.7	14.1	13.8	2.2	3.0	—	—	582.8	603.8
Other non-cash expenses	61.5	3.4	52.0	(3.2)	15.7	86.4	9.0	17.1	16.7	8.7	3.3	2.0	48.0	11.1	—	—	206.2	125.5
Segment assets	3,460.2	3,482.0	2,407.0	2,418.0	1,986.6	2,101.8	504.2	547.6	942.2	1,022.8	304.6	339.6	159.0	187.8	135.1	186.8	9,898.9	10,286.4
Segment liabilities	(891.8)	(708.2)	(502.6)	(483.7)	(553.0)	(612.3)	(129.1)	(132.7)	(174.8)	(216.7)	(55.6)	(53.9)	(418.3)	(452.7)	(334.1)	(413.9)	(3,059.3)	(3,074.1)
Unallocated corporate borrowings																	(2,477.0)	(2,504.7)
Total liabilities																	(5,536.3)	(5,578.8)
Capital expenditure	225.3	275.3	189.4	242.6	133.4	587.6	23.2	23.2	78.6	63.5	42.8	29.5	0.2	—	—	—	692.9	1,221.7

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks and paper recycling.

Amcor PET

PET packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging; corrugated boxes, fibre sacks for the food and industrial markets and closures for the beverage industry.

Amcor Rentsch/Closures

Specialty folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

Geographic Segment	Australia and New Zealand		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total Segment Revenue	2,566.3	2,524.3	3,921.1	3,852.3	3,425.9	3,120.2	895.7	632.0	290.5	277.1	11,099.6	10,405.9
Segment Assets	2,526.4	2,346.1	2,999.0	3,321.2	2,846.2	3,059.7	992.3	892.3	358.8	428.3	9,722.7	10,047.6
Unallocated Assets											176.2	238.8
Total Assets											9,898.9	10,286.4
Capital expenditure	189.6	242.6	231.1	677.8	180.1	78.7	49.3	190.9	42.8	31.7	692.9	1,221.7

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

NOTE 9. CASH ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Cash on hand and at bank	198.8	127.6	3.7	7.5
Deposits at call	12.0	3.4	—	—

TOTAL CASH ASSETS	210.8	131.0	3.7	7.5

NOTE 10. RECEIVABLES

Trade Debtors	1,361.8	1,283.4	—	—

Provision for doubtful debts	(49.7)	(51.6)	—	—

	1,312.1	1,231.8	—	—

Other debtors	139.2	157.5	28.8	74.9

Prepayments	118.0	127.1	37.6	40.7

Other loans	97.6	17.7	—	—

Short-term deposits	19.0	17.3	—	—

Amounts owing by controlled entities	—	—	5,961.0	7,987.7

TOTAL CURRENT RECEIVABLES	1,685.9	1,551.4	6,027.4	8,103.3

NOTE 11. INVENTORIES

At cost:
Raw materials and stores	614.4	550.5	—	—
Provision for diminution in value	(40.2)	(34.1)	—	—

	574.2	516.4	—	—

Work in progress	142.1	143.8	—	—
Provision for diminution in value	(6.6)	(5.7)	—	—

	135.5	138.1	—	—

Finished goods	754.2	731.7	—	—
Provision for diminution in value	(37.1)	(32.5)	—	—

	717.1	699.2	—	—
At net realisable value:
Raw materials	—	3.7	—	—
Finished goods	13.3	12.2	—	—

	13.3	15.9	—	—

TOTAL INVENTORIES	1,440.1	1,369.6	—	—

NOTE 12. NON-CURRENT RECEIVABLES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Loans to executive directors, officers and employees in the full time employment of the companies: (1)
• Directors of Amcor Limited	—	1.1	—	1.1
• Directors of controlled entities	—	0.1	—	0.1
• Other employees	26.6	34.0	26.5	33.9

Other loans	45.0	46.6	7.3	6.7

TOTAL NON-CURRENT RECEIVABLES	71.6	81.8	33.8	41.8

(1)                                  Loans to executive directors, officers and employees in the full time employment of the company or its controlled entities are made in accordance with:

•                                          the scheme for the provision of housing and other loans to employees of the company or its controlled entities approved by shareholders on 19 September 1980; and

•                                          the scheme to provide financial assistance to enable executive directors and employees of the company or its controlled entities to purchase shares in the company as approved by Amcor Limited shareholders on 29 January 1985 (as subsequently amended).

NOTE 13. OTHER FINANCIAL ASSETS

Investments in associates accounted for using the equity method	40.7	6.7	—	—

Investments in companies listed on stock exchanges at cost	5.7	4.5	—	—

Investments in companies not listed on stock exchanges at cost	2.0	1.7	—	—
	48.4	12.9	—	—

Shares in controlled entities at cost (refer Note 36)	—	—	4,678.7	3,647.9

TOTAL OTHER FINANCIAL ASSETS	48.4	12.9	4,678.7	3,647.9

		Ordinary Share
		ownership interest
		CONSOLIDATED		CONSOLIDATED
Name	Principal Activities	2005	2004	2005	2004
		%	%	$m	$m
Tien Wah Press (M) Sdn Bhd	Print packaging	25	25	6.6	6.7
Vision Grande Group Holdings Limited	Tobacco packaging	17	—	34.1	—
				40.7	6.7

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Land:
• At cost	209.6	233.6	—	—
Accumulated depreciation	(1.8)	(0.4)	—	—

	207.8	233.2	—	—
Land improvements:
• At cost	20.1	20.6	—	—
Accumulated depreciation	(3.2)	(3.3)	—	—

	16.9	17.3	—	—
Buildings:
• At cost	763.2	772.3	—	—
Accumulated depreciation	(153.1)	(120.8)	—	—

	610.1	651.5	—	—
Plant and equipment
• At cost	7,343.6	7,371.0	10.9	7.6
Accumulated depreciation	(3,865.6)	(3,642.2)	(2.2)	(2.0)

	3,478.0	3,728.8	8.7	5.6
Leased assets:
• Finance leases	126.6	150.4	—	—
Accumulated depreciation	(39.3)	(36.2)	—	—

	87.3	114.2	—	—

TOTAL PROPERTY, PLANT AND EQUIPMENT	4,400.1	4,745.0	8.7	5.6

As at 30 June 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments.  The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million compared with net book value of land, land improvements and buildings at 30 June 2003 of $855.1 million.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment

CONSOLIDATED

2005		Land		Plant &	Finance
$million	Land	improvements	Buildings	equipment	leases	TOTAL

Carrying amount at 30 June 2004	233.2	17.3	651.5	3,728.8	114.2	4,745.0

Additions	3.3	0.1	18.7	607.6	—	629.7
Disposals	(11.5)	(0.4)	(19.5)	(36.5)	(1.3)	(69.2)
Depreciation/amortisation	(0.3)	(0.4)	(27.8)	(415.6)	(7.4)	(451.5)
Acquisitions of businesses and controlled entities	—	—	—	0.1	—	0.1
Disposal of businesses and controlled entities	—	—	—	(7.0)	(4.2)	(11.2)
Impairment loss recognised	(1.2)	—	(11.6)	(214.5)	—	(227.3)
Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(151.3)	(11.0)	(215.5)
Transfers	(2.8)	0.6	38.8	(33.6)	(3.0)	—

Carrying amount at 30 June 2005	207.8	16.9	610.1	3,478.0	87.3	4,400.1

AMCOR LIMITED

2005		Land		Plant &	Finance
$million	Land	improvements	Buildings	equipment	leases	TOTAL

Carrying amount at 30 June 2004	—	—	—	5.6	—	5.6
Additions	—	—	—	3.9	—	3.9
Disposals	—	—	—	(0.2)	—	(0.2)
Depreciation/amortisation	—	—	—	(0.6)	—	(0.6)

Carrying amount at 30 June 2005	—	—	—	8.7	—	8.7

NOTE 15. INTANGIBLES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Goodwill at cost	2,425.0	2,652.4	—	—
Other intangibles at cost	46.4	53.0	6.0	5.3

Accumulated amortisation/write-downs	(704.5)	(642.7)	(0.5)	(0.3)

TOTAL INTANGIBLES	1,766.9	2,062.7	5.5	5.0

NOTE 16. DEFERRED TAX ASSETS

Deferred tax assets comprise the estimated future benefit at the applicable rate on the following items:

Tax losses carried forward	44.2	94.0	—	—

Timing differences	132.0	144.8	88.4	100.0

TOTAL DEFERRED TAX ASSETS	176.2	238.8	88.4	100.0

Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $223.1 million (2004 $249.0 million) are not included in the above. These benefits will only be obtainable if:

•                  the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

•                  the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•                  changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

NOTE 17. OTHER NON-CURRENT ASSETS

Supply contract deposits	34.1	26.6	—	—
Unamortised borrowing costs	10.4	13.1	10.4	13.1
Other non-current assets	54.4	53.5	1.0	0.3

TOTAL OTHER NON-CURRENT ASSETS	98.9	93.2	11.4	13.4

NOTE 18. CURRENT PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Unsecured creditors
Trade creditors	1,493.6	1,230.0	9.2	6.2
Other creditors and accruals	498.2	601.1	26.7	28.9

TOTAL CURRENT PAYABLES	1,991.8	1,831.1	35.9	35.1

NOTE 19. CURRENT INTEREST BEARING LIABILITIES

Secured borrowings:
Bank overdrafts (1) (2)	0.4	0.3	—	—
Bank loans (3)	3.1	0.6	—	—
Other loans (2)	—	0.3	—	—

Unsecured borrowings:
Bank overdrafts (1)	15.6	26.9	—	—
Commercial paper (4)	307.7	186.3	209.3	41.8
Bank loans (5)	389.4	501.9	45.5	115.8
Other loans (6)	11.1	10.0	—	—
Amounts owing to controlled entities	—	—	3,594.8	4,689.0
Lease liabilities	1.9	2.2	—	—

TOTAL CURRENT INTEREST BEARING LIABILITIES	729.2	728.5	3,849.6	4,846.6

(1)                                  The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $92.8 million (2004 $95.5 million). As at 30 June 2005 the unused portions of the facilities were $76.8 million (2004 $68.3 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)                                  These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)                                  Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $11.2 million (2004 $54.9 million). The carrying value of the pledged property is $11.2 million (2004 $54.5 million).

(4)                                  Borrowings in commercial paper markets include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million. This facility continues indefinitely until terminated by giving written notice to the dealer panel.

As at 30 June 2005, there were $149 million promissory notes outstanding with an average maturity of 58 days (2004 nil).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets. As at 30 June 2005, there were nil euro notes outstanding (2004 nil).

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at 30 June 2005, A$158.7 million of commercial paper was outstanding with an average maturity of 30 days (2004 A$186.3 million).

(5)                                  Relates to various bank borrowings including:

Amcor Finance (New Zealand) Limited – A$63.4 million (2004 A$50.6 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2006. This facility bears interest at the bank bill rate plus an applicable credit margin.

Amcor Limited and Amcor Finance (USA) Inc - $350 million multi-currency facility maturing in September 2005. A$170.5 million (2004 US$304.0 million) drawn under this facility bears interest at BBSY or LIBOR plus an applicable credit margin.

Amcor Limited - $45.5 million (2004 nil) drawn under an uncommitted at call facility. Amounts borrowed under this facility bear interest at the overnight cash rate plus an applicable margin.

(6)                                  Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

NOTE 20. CURRENT TAX LIABILITIES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Income Tax	82.5	77.4	13.4	23.6

NOTE 21. PROVISIONS

Current
Dividends/Distributions	8.7	8.8	—	—
Employee Entitlements & Directors Retirement Allowances	138.4	159.2	2.1	2.9
Insurance and Other Claims	54.1	71.0	—	—
Onerous Contracts	17.4	9.6	—	—

Amcor Flexibles Restructuring	20.5	56.8	—	—
Amcor PET/Amcor Closures Restructuring	24.8	8.5	—	—
Other Business Groups Restructuring	26.2	25.8	—	—
Total Restructuring Provisions	71.5	91.1	—	—
Other Current Provisions	0.3	—	—	—

Total Current Provisions	290.4	339.7	2.1	2.9

Non-Current
Employee Entitlements & Directors Retirement Allowances	76.3	74.2	5.2	4.5
Insurance and Other Claims	13.6	3.3	—	—
Onerous Contracts	5.0	7.8	—	—

Amcor Flexibles Restructuring	2.1	6.3	—	—
Amcor PET/Amcor Closures Restructuring	1.6	0.3	—	—
Other Business Groups Restructuring	1.4	—	—	—
Total Restructuring Provisions	5.1	6.6	—	—

Total Non-Current Provisions	100.0	91.9	5.2	4.5

TOTAL PROVISIONS	390.4	431.6	7.3	7.4

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Dividends/Distributions

Carrying amount at beginning of year	8.8	8.8	—	—
Provisions made during the year:
Final dividend 2004	140.6	127.6	140.6	127.6
Interim dividend 2005	149.6	139.7	149.6	139.7
PACRS distribution	52.3	52.4	—	—
Payments made during the year	(342.6)	(319.7)	(290.2)	(267.3)

Carrying amount at end of year	8.7	8.8	—	—

Insurance and Other Claims

Current
Carrying amount at beginning of year	71.0	67.0
Provisions made during the year	26.8	23.0
Payments made during the year	(41.5)	(19.5)
Other movements	(2.2)	0.5

Carrying amount at end of year	54.1	71.0

Non-Current
Carrying amount at beginning of year	3.3	1.6
Provisions made during the year	10.6	1.6
Other movements	(0.3)	0.1

Carrying amount at end of year	13.6	3.3

Onerous Contracts

Current
Carrying amount at beginning of year	9.6	4.2
Provisions made during the year	12.6	12.5
Payments made during the year	(4.1)	(9.6)
Net Transfers in	2.8	2.2
Net Disposals	(3.0)	—
Other movements	(0.5)	0.3

Carrying amount at end of year	17.4	9.6

Non-Current
Carrying amount at beginning of year	7.8	10.0
Net Transfers out	(2.8)	(2.2)

Carrying amount at end of year	5.0	7.8

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m
Amcor Flexibles Restructuring

Current
Carrying amount at beginning of year	56.8	9.9
Provisions made during the year	5.3	43.5
Payments made during the year	(38.2)	(10.3)
Net Acquisitions	—	11.3
Other movements	(3.4)	2.4

Carrying amount at end of year	20.5	56.8

Non-Current
Carrying amount at beginning of year	6.3	8.9
Provisions released during the year	(1.3)	(0.5)
Payments made during the year	(2.6)	(2.4)
Other movements	(0.3)	0.3

Carrying amount at end of year	2.1	6.3

Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of year	8.5	31.3
Provisions made during the year/(provisions released)	38.5	(7.0)
Payments made during the year	(21.5)	(16.1)
Net Transfers in	0.2	—
Other movements	(0.9)	0.3

Carrying amount at end of year	24.8	8.5

Non-Current
Carrying amount at beginning of year	0.3	4.6
Provisions made during the year/(provisions released)	1.5	(1.4)
Payments made during the year	(0.2)	(2.9)
Net Transfers out	(0.2)	—
Other movements	0.2	—

Carrying amount at end of year	1.6	0.3

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Other Business Groups Restructuring

Current
Carrying amount at beginning of year	25.8	32.2
Provisions made during the year	20.9	20.0
Payments made during the year	(18.7)	(26.7)
Net Transfers out	(1.4)	—
Other movements	(0.4)	0.3

Carrying amount at end of year	26.2	25.8

Non-Current
Net Transfers in	1.4	—

Carrying amount at end of year	1.4	—

NOTE 22. NON-CURRENT PAYABLES

Unsecured creditors:
Other creditors	0.7	13.2	—	—

TOTAL NON-CURRENT PAYABLES	0.7	13.2	—	—

NOTE 23. NON-CURRENT INTEREST BEARING LIABILITIES

		CONSOLIDATED		AMCOR LIMITED
		2005	2004	2005	2004
		$m	$m	$m	$m

Secured borrowings:
Bank loans	(1)	3.7	9.0	—	—
Other loans	(1)	5.6	—	—	—

Unsecured borrowings:
Bank loans	(2)	445.7	303.7	65.6	128.1
US$ Notes	(3)	655.8	723.7	655.8	723.7
Eurobond	(4)	554.5	612.0	554.5	612.0
Other loans	(5)	7.6	30.1	—	—

Lease liabilities		74.9	97.7	—	—

TOTAL NON-CURRENT INTEREST-BEARING LIABILITIES		1,747.8	1,776.2	1,275.9	1,463.8

Reconciliation of Consolidated Net Debt

• Current - refer Note 19		729.2	728.5
• Non-current - refer above		1,747.8	1,776.2
Total interest bearing liabilities		2,477.0	2,504.7
• Cash assets - refer Note 9		(210.8)	(131.0)
• Short-term deposits - refer Note 10		(19.0)	(17.3)
Net Debt		2,247.2	2,356.4

(1)

Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $10.4 million (2004 $10.8 million). The carrying value of the pledged property is $18.3 million (2004 $11.7 million).

(2)	Principally relates to bank borrowings in:
•

Amcor Packaging (USA) Inc Group - A$116 million (2004 A$116 million) fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian dollars 103.9 million under a cross currency and interest rate swap.

•

Amcor Limited/Amcor UK Finance Limited - A$315.5 million (2004 A$128.2 million) drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008. Drawings are in various currencies and bear interest at the applicable LIBOR rate plus a credit margin.

(3)

Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market. The notes have final bullet maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)	Represents EUR350 million Amcor Limited unsecured notes issued in the Eurobond market. The notes mature in March 2011 and pay an annual coupon of 4.25%.
(5)	Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America

NOTE 24. UNDATED SUBORDINATED CONVERTIBLE SECURITIES

		CONSOLIDATED		AMCOR LIMITED
		2005	2004	2005	2004
		$m	$m	$m	$m
1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(13)	(1)	301.1	332.3	301.1	332.3
TOTAL UNDATED SUBORDINATED CONVERTIBLE SECURITIES		301.1	332.3	301.1	332.3

(1)

Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion. The market price at the date of conversion is the last bid price of the Nasdaq National Market on the date of conversion. The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital. Interest on these notes is payable semi-annually.

During the year ended 30 June 2005, 1,000 notes were converted to ordinary shares (2004 4,000).

NOTE 25. CONTRIBUTED EQUITY

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Issued and paid-up:
878,182,834 ordinary shares (2004 877,949,796)	2,751.4	2,755.2	2,751.4	2,755.2

1,467,000 partly paid ordinary shares (2004 1,792,000)	0.1	0.1	0.1	0.1

6,099,087 Perpetual Amcor Convertible Reset Securities (2004 6,099,087)	596.6	596.6	—	—

TOTAL CONTRIBUTED EQUITY	3,348.1	3,351.9	2,751.5	2,755.3

	CONSOLIDATED		CONSOLIDATED
	2005		2004
	No.		No.
	’000	$m	’000	$m
Fully Paid Ordinary Shares

Balance at beginning of year	877,950	2,755.2	848,224	2,538.6
Issue of shares under the employee share purchase plan	—	—	1,698	7.5
Issue of shares to employees in lieu of bonus payments	34	—	259	1.4
Exercise of options under the employee share / option plan	2,069	12.0	2,372	13.2
Calls on partly paid shares	325	2.1	475	3.3
Dividend Reinvestment Plan	—	—	11,339	94.7
Conversion of convertible securities	10	0.1	13,583	99.9
Share buy-back	(2,205)	(15.4)	—	—
Employee share / option plan costs	—	(2.6)	—	(3.4)
Balance at end of year	878,183	2,751.4	877,950	2,755.2

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Partly Paid Ordinary Shares

Balance at beginning of year	1,792	0.1	2,267	0.1
Converted to fully paid ordinary shares	(325)	—	(475)	—
Balance at end of year	1,467	0.1	1,792	0.1

The partly paid ordinary shares comprise 1,035,000 (2004 1,215,000) shares paid to five cents and 432,000 (2004 577,000) shares paid to one cent under Employee Share / Option Plans. The aggregate uncalled capital of $10.0 million (2004 $12.0 million) will be brought to account when these shares are fully paid.

On 19 April 2005 the Company completed the on market buy-back of 2,205,000 fully paid ordinary shares, representing 0.25% of ordinary shares on issue on that date. The total consideration of shares bought back on market was $15,442,612 being an average, including incidental costs, of $7.00 per share. The consideration was allocated in the following proportions:

• Share Capital	$15,427,185
• Share buy-back costs expensed	$15,427

	CONSOLIDATED		CONSOLIDATED
	2005		2004
	No.		No.
	’000	$m	’000	$m

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS	4,000	389.2	4,000	389.2

PACRS2	2,099	207.4	2,099	207.4
Balance at end of year	6,099	596.6	6,099	596.6

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS2 at a coupon rate of 8.57% per annum which are fixed until the first reset dates - 30 April 2006 for PACRS and 30 April 2007 for PACRS2.

On reset dates holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount. The issuer may convert some or all of the outstanding PACRS on or before a reset date by giving at least 30 ASX business days notice at any time in the six months before reset date. Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

NOTE 26. RESERVES

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

ASSET REVALUATION

Balance at beginning of year	136.9	144.4	40.9	40.9

Transfer to retained profits amounts now realised	(6.7)	(7.5)	(0.2)	—

Balance at end of year	130.2	136.9	40.7	40.9

EXCHANGE FLUCTUATIONS

Balance at beginning of year	(486.1)	(355.2)	—	—

Net exchange differences relating to self-sustaining foreign operations	(159.8)	(65.4)	—	—

Transfer to retained profits amounts now realised	4.8	(65.5)	—	—

Balance at end of year	(641.1)	(486.1)	—	—

TOTAL RESERVES	(510.9)	(349.2)	40.7	40.9

NOTE 27. RETAINED PROFITS

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

RETAINED PROFITS

Balance at beginning of year	1,614.3	1,515.3	2,250.3	2,339.6

Net profit attributable to members of the parent entity	173.2	345.7	473.3	178.0

Aggregate of amounts transferred from reserves	1.9	73.0	0.2	—

Final dividend for 03/04 paid 29 September 2004:
• 16.0 cents per share 40% franked at 30% tax rate	(140.6)	(127.6)	(140.6)	(127.6)
Interim dividend for 04/05 paid 23 March 2005:
• 17.0 cents per share 28% franked at 30% tax rate	(149.6)	(139.7)	(149.6)	(139.7)

Distribution paid on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	(28.7)	(28.7)	—	—
Distribution accrued on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	(5.6)	(5.7)	—	—
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	(15.0)	(15.0)	—	—
Distribution accrued on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	(3.0)	(3.0)	—	—

TOTAL RETAINED PROFITS	1,446.9	1,614.3	2,433.6	2,250.3

NOTE 28. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

Share capital	64.1	64.3	—	—
Reserves	(14.7)	1.7	—	—
Retained profits	29.1	24.6	—	—
TOTAL OUTSIDE EQUITY INTERESTS	78.5	90.6	—	—

NOTE 29. TOTAL EQUITY RECONCILIATION

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m

Total equity at beginning of year	4,707.6	4,635.8	5,046.5	4,919.2

Total changes in equity from non-owner related transactions attributable to members of the parent entity	13.4	280.3	473.3	178.0

Transactions with owners as owners:

Contributions of equity (Note 25)	(1.2)	220.0	(1.2)	220.0
Employee share plan costs (Note 25)	(2.6)	(3.4)	(2.6)	(3.4)
Dividends and distributions (Note 27)	(342.5)	(319.7)	(290.2)	(267.3)

Total changes in outside equity interests (Note 28)	(12.1)	(105.4)	—	—
TOTAL EQUITY AT END OF YEAR	4,362.6	4,707.6	5,225.8	5,046.5

NOTE 30. ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Options and Forward Rate Agreements. Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice versa.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in self sustaining foreign operations.  Maturities of swap contracts are principally between one and two years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There were no forward rate agreements outstanding at year end (2004 Nil).

The consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2004 Nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

		Fixed interest maturing in:
	Floating				Non-		Weighted
	Interest	1 year or	Over 1 to 5	More than	interest		Average Interest
2005 $million	Rate	less	years	5 years	Bearing	Total	Rate
Financial Assets
Cash	210.8	—	—	—	—	210.8	1.41%
Receivables	19.0	—	—	—	1,738.5	1,757.5	2.97%
Other financial assets	—	—	—	—	48.4	48.4	—
	229.8	—	—	—	1,786.9	2,016.7	1.54%
Financial Liabilities
Payables	—	—	—	—	1,829.0	1,829.0
Bank and other loans	861.2	2.0	12.3	—	6.7	882.2	4.22%
Commercial paper	307.7	—	—	—	—	307.7	4.64%
US$ Notes	—	—	52.5	603.3	—	655.8	5.83%
Eurobond	—	—	—	554.5	—	554.5	4.25%
Leases	0.7	1.7	73.9	0.5	—	76.8	6.56%
Distributions payable	—	—	—	—	8.7	8.7	—
Employee entitlements	—	—	76.3	—	301.9	378.2	6.00%
	1,169.6	3.7	215.0	1,158.3	2,146.3	4,692.9	4.78%
Undated subordinated convertible securities	—	—	301.1	—	—	301.1	7.25%
	1,169.6	3.7	516.1	1,158.3	2,146.3	4,994.0	5.04%
Interest Rate Swaps
USD	(6.1)	—	6.1	—	—	—	7.65%
EUR	(480.0)	480.0	—	—	—	—	4.81%
AUD	480.0	(480.0)	—	—	—	—	(5.67)%
Total Swaps	(6.1)	—	6.1	—	—	—	4.90%
Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.77%
EUR	(607.3)	—	—	—	—	(607.3)	(2.05)%
AUD	116.0	—	—	—	—	116.0	6.37%
CAD	(116.0)	—	—	—	—	(116.0)	(3.40)%
	—	—	—	—	—	—	4.06%

		Fixed interest maturing in:
	Floating				Non-		Weighted
	Interest	1 year or	Over 1 to 5	More than	interest		Average Interest
2004 $million	Rate	less	years	5 years	Bearing	Total	Rate
Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1,628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
	1,020.8	4.6	146.6	1,400.8	2,018.4	4,591.2	4.35%
Undated subordinated convertible securities	—	—	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4,923.5	4.69%
Interest Rate Swaps
USD	(8.3)	—	8.3	—	—	—	7.65%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(8.3)	—	8.3	—	—	—	4.55%
Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.54%
EUR	(607.3)	—	—	—	—	(607.3)	(1.94)%
AUD	116.0	—	—	—	—	116.0	6.19%
CAD	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business as determined for Treasury purposes.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2005	2004
	Weighted	Weighted	2005	2004
	Average	Average	Contract	Contract
	Rate	Rate	Amounts	Amounts
			$m	$m

Buy Contracts
0-12 months
CAD	0.94	—	1.0	—
CHF	0.91	0.82	1.2	12.4
DKK	4.70	4.26	14.5	16.1
EUR	0.60	0.56	50.2	141.1
GBP	0.40	0.38	8.4	80.1
JPY	76.54	75.10	3.4	0.1
NOK	—	4.75	—	0.7
NZD	1.09	1.13	0.9	4.9
SEK	5.80	5.26	13.2	13.3
USD	0.76	0.69	75.0	85.2
More than 12 months
EUR	0.61	0.59	2.5	2.2
NZD	—	1.30	—	77.2
USD	0.75	0.71	4.3	5.3

Sell Contracts
0-12 months
CHF	0.97	0.89	5.7	3.5
DKK	4.70	—	5.1	—
EUR	0.61	—	0.7	—
GBP	0.41	—	22.1	—
NOK	5.12	—	6.0	—
NZD	1.08	1.15	29.5	35.1
SEK	5.78	—	2.8	—
USD	0.76	0.69	28.7	49.2

Commodity Risk

The consolidated entity enters into various Aluminium fixed price swap contracts on behalf of certain customers.  Hedging undertaken is based on customer instructions, and all related costs are passed onto the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2005	2004	2005	2004
	Average Fixed	Average Fixed	Contract	Contract
	Price	Price	Amounts	Amounts
	(USD/tonne)	(USD/tonne)	A$m	A$m
Buy Contracts
0-12 months
ALU	1,828.3	1,576.9	29.4	17.0

Employee Share Plan Risk

In relation to the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited.  For all options granted or entitlements offered, the consolidated entity has hedged its exposure by entering into offsetting cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30 June:

			Average
2005 Equity Share Option	Expiry	Contract	Hedged
“American” Contracts	Date	Amounts	Price $

One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	01-Jul-07	280,000	7.40
	02-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	02-Aug-10	420,000	6.84
	01-Nov-12	517,000	8.20

			Average
Equity Share Swap		Contract	Hedged
Contracts	Vesting Date	Amounts	Price $

Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

“American” contracts can be exercised anytime up to and including the expiry date.

			Average
2004 Equity Share Option	Expiry	Contract	Hedged
“American” Contracts	Date	Amounts	Price $

One year or less	15-Sep-04	40,000	6.47
	29-Jun-05	55,133	6.06
Over one to five years	12-Sep-05	200,000	6.47
	13-Sep-05	50,000	5.16
	29-Jun-06	55,132	6.06
	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	01-Jul-07	340,000	7.40
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
More than five years	24-Mar-10	450,000	7.87
	01-Nov-12	594,000	8.20

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long term rating of A- by Standard & Poor’s.  In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at 30 June 2005 the sum of all contracts with a positive replacement cost was $84.7 million (2004: $52.4 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
	2005	2005	2004	2004
	$m	$m	$m	$m

Financial Assets

Cash assets	210.8	210.8	131.0	131.0
Receivables	1,757.5	1,757.5	1,633.2	1,633.2
Other financial assets	48.4	91.7	12.9	12.9

Financial Liabilities

Payables	1,829.0	1,829.0	1,781.6	1,781.6
Bank and other loans	882.2	882.2	882.8	882.8
Commercial paper	307.7	307.7	186.3	186.3
US$ Notes	655.8	655.8	723.7	723.7
Eurobond	554.5	578.0	612.0	592.2
Lease liabilities	76.8	76.8	99.9	99.9
Employee entitlements	378.1	378.1	315.5	315.5
Distributions payable	8.7	8.7	8.8	8.8
Undated subordinated convertible securities	301.1	316.2	332.3	345.6

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed below reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate or replace the contracts at their current market rates, as at the reporting date.  This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2005	2004
	$m	$m

Interest Rate Swaps	(9.2)	(20.3)
Cross Currency Swaps	83.1	35.1
Forward Foreign Exchange Contracts	(4.1)	12.2
Commodity Fixed Price Swaps	(1.6)	1.5
Equity Share Option Contracts	1.5	1.9
Equity Share Swap Contracts	(0.2)	—
	69.5	30.4

Non-recourse Receivables Securitisation Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitisation conduit which issued asset-backed commercial paper into organised markets.

The cost of the programme was included in the expenses from ordinary activities of the consolidated entity.

The programme limit was $190.1 million (2004 $210.0 million) and the balance of trade receivables sold at June 2005 was $157.8 million (2004 $197.9 million).

NOTE 31. CAPITAL EXPENDITURE COMMITMENTS

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m
Capital expenditure for plant and equipment contracted but not provided for and payable:

• Not later than one year	49.8	121.5	—	—
• Later than one year but not later than five years	2.9	—	—	—
TOTAL CAPITAL EXPENDITURE COMMITMENTS	52.7	121.5	—	—

NOTE 32. LEASE COMMITMENTS

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m
FINANCE LEASES
Lease expenditure contracted and provided for:

• Not later than one year	1.9	2.3	—	—
• Later than one year but not later than five years	14.0	24.2	—	—
• Later than five years	60.9	73.5	—	—
Minimum lease payments	76.8	100.0	—	—
Less: Future finance charges	—	(0.1)	—	—
TOTAL FINANCE LEASE LIABILITY	76.8	99.9	—	—

Current lease liabilities - refer Note 19	1.9	2.2	—	—
Non-current lease liabilities - refer Note 23	74.9	97.7	—	—
	76.8	99.9	—	—

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term the consolidated entity has the option to purchase the equipment at an agreed residual value.

OPERATING LEASES

Lease expenditure contracted but not provided for and payable:

• Not later than one year	150.3	123.0	1.0	1.0
• Later than one year but not later than five years	412.2	387.3	1.6	2.4
• Later than five years	261.5	166.4	—	—
Less sub-lease rental income	(31.0)	(30.3)	—	—
TOTAL OPERATING LEASE COMMITMENTS	793.0	646.4	2.6	3.4

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

NOTE 33. OTHER EXPENDITURE COMMITMENTS

Expenditure contracted but not provided for covering supplies and services to be provided:

• Not later than one year	58.7	25.8	—	—
• Later than one year but not later than five years	107.9	27.8	—	—
• Later than five years	15.5	22.2	—	—
TOTAL OTHER EXPENDITURE COMMITMENTS	182.1	75.8	—	—

NOTE 34. CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote are set out below:

	CONSOLIDATED		AMCOR LIMITED
	2005	2004	2005	2004
	$m	$m	$m	$m
Contingent liabilities arising in respect of guarantees (1)	—	—	1,368.9	1,220.6
TOTAL CONTINGENT LIABILITIES	—	—	1,368.9	1,220.6

(1)  Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly owned subsidiaries. A subsidiary of the consolidated entity has also given a guarantee in respect of a lease held by a former subsidiary.

Details of other contingent liabilities, which although considered remote, directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                  Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•                  Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36(1).  No liabilities subject to the Deeds of Cross Guarantee at 30 June 2005 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Anti-Trust Investigations

The Company received information in November 2004 that led it to believe that certain of its officers and employees appeared to have entered into, and given effect to, arrangements which constituted cartel conduct in the Company’s corrugated box business in Australia and New Zealand in breach of competition laws.  The Company immediately informed the Australian Competition and Consumer Commission (“ACCC”) and the New Zealand Commerce Commission (“NZCC”) of the information received and informed the ACCC and the NZCC that it would provide full cooperation in any investigations which the ACCC and/or NZCC undertook. The ACCC and the NZCC commenced investigations of these matters and the investigations are continuing.  The Company has also initiated its own investigation.  These matters resulted in the resignation of the Managing Director of the Company and the Managing Director, Amcor Australasia in December 2004.

The ACCC and NZCC investigations and the Company’s internal investigation may continue for a considerable period of time.  While it is not possible at this stage to predict the outcome of these investigations, the conduct being investigated could result in the imposition of substantial civil pecuniary penalties under competition laws in Australia and New Zealand, claims by third parties, and loss of customers.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (“TPA”).

On November 22, 2004, Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (“ACCC Leniency Policy”).

The ACCC Leniency Policy allows for immunity from ACCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel.  To obtain immunity, an applicant must meet certain requirements, including the provision of full co-operation on a continuous basis with the ACCC in its investigation and any ensuing proceedings.

In circumstances where the ACCC Leniency Policy does not apply, the ACCC will consider any application for leniency pursuant to its Cooperation Policy for Enforcement Matters.

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties, who claim to have suffered loss or damage as a result of a contravention of the TPA, to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On November 29, 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on December 1, 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible at present to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and/or New Zealand.

The following factors (among others) would be relevant to any attempted assessment of any such estimate or estimated range:

•                  First, a breach of Australia’s relevant anti-trust laws may involve the imposition of a civil pecuniary penalty for a corporation of up to $10 million for each breach.  Corporations found to be in breach of New Zealand’s relevant anti-trust laws may face, for each breach, a civil pecuniary penalty up to the greater of:

•                  NZ$10 million; or either

•                  three times the value of any commercial gain resulting from the contravention; or

•                  if the commercial gain cannot be ascertained, 10 per cent of the annual turnover of the body corporate and its interconnected bodies corporate as a result of trading by that body corporate in New Zealand.

A court may, in its discretion, choose to impose a penalty for a lesser amount.

•                  Second, at this stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of anti-trust laws may have occurred.  Based on the limited information which Amcor has received since it first became aware of the cartel conduct on November 19, 2004, Amcor believes that cartel conduct may have occurred in Australia and in New Zealand for a number of years.  Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•                  Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy.  It is not possible at this stage of the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or in part, or of the financial impact if either of such applications is not successful.

•                  Fourth, Amcor does not know when the ACCC and NZCC will make a decision as to whether to commence legal proceedings, and, if a decision is taken to commence proceedings, when any such proceedings will be commenced.  Any such legal proceedings may not be heard and determined by the courts for a number of years.  Accordingly, no reliable assessment can be made at present of how many breaches of anti-trust laws may be found by the courts to have occurred or as to the quantum of any pecuniary penalties which may be imposed by the courts.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of either penalties or damages, there can be no assurance that any penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

NOTE 35. EMPLOYEE BENEFITS

		CONSOLIDATED		AMCOR LIMITED
	Note	2005	2004	2005	2004
		$m	$m	$m	$m

Aggregate liability for employee benefits, including on-costs:

Current
Other creditors and accruals		163.5	82.1	5.6	5.8
Employee benefits provision & directors retirement allowances	21	138.4	159.2	2.1	2.9
		301.9	241.3	7.7	8.7
Non-Current
Employee benefits provision & directors retirement allowances	21	76.3	74.2	5.2	4.5
		378.2	315.5	12.9	13.2
Employee numbers		27,243	29,100	62	71

Included in the above employee benefits of the company and the consolidated entity are provisions relating to directors’ retiring allowances. These provisions only relate to certain non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors.  Non-executive directors appointed after August 2003, do not participate in the directors’ retiring allowances plan.

Employee Incentive Share Plan (‘EISP’) & Employee Bonus Payment Plan (‘EBPP’)

The Employee Share Purchase Plan was established in 1985 and the EISP is a sub plan of this.  The EISP has been made available to eligible employees with more than twelve months service at the date of the allotment.  The number of shares offered depended upon the company’s increase in earnings per share and the shares were issued at a discount to the prevailing market price of Amcor Limited shares.  The subscription amount is funded by an interest-free loan from the company, with the exception of senior executives who are not provided with the loan facility.  Dividends on the shares are applied in repayment of the loan balance.  If an employee leaves the company the loan is repayable upon termination, usually by the shares being sold and the proceeds being applied to discharge the loan.  The employee is not liable for any deficiency upon such discharge.

The EBPP is an equivalent to the EISP and enables the company to offer employees an equivalent plan where the share plan is unavailable in certain countries.  Under the EBPP participants were offered entitlements, which were equivalent to 60% of the weighted average price of Amcor shares, and over the period during which employees held their entitlements their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time.  The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares.  Employees were only able to convert their entitlements into a cash bonus payment when they left the company or three years had passed since the date on which entitlements were originally issued.

As the earnings per share performance hurdles were not met in 2003-04, no issues under EISP or EBPP were offered and the EISP and EBPP have been discontinued for the foreseeable future.  Whilst it has been a program highly regarded by our employees globally, the costs of running this scheme have increased substantially.

Other Employee Share Issues

During the year 34,058 ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.  Under the terms of the Issue, following the resignation of the Managing Director/Chief Executive Officer in December 2004, the restricted shares were sold. The Managing Director/Chief Executive Officer was not entitled to any of the net sale proceeds.

Employee options

Under the Employee Share/Option Plan established in 1985, sub plans may be established where the company may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity.  The options, issued for nil consideration, are granted with performance hurdles established by the directors of Amcor Limited.  The options carry no dividend entitlement or voting rights and are issued for a term of up to ten years.  The options cannot be transferred and are not quoted on the ASX.

				Number of
			Exercise	options at		Options			Number of options		Proceeds			Fair value
	Exercise date		price	beginning of	Options	lapsed /		Options	at end of year		received		Number of	per share
Grant date	on or after	Expiry date	$	year	granted	cancelled		exercised	On issue	Vested	$	Date issued	shares issued	$
Consolidated and Company - 2005

16-Sep-99	16-Sep-02	16-Sep-04	$6.47	432,500				432,500	—	—	$2,798,275	Various	432,500	$7.30
08-Nov-99	08-Nov-99	08-Nov-04	$5.43	100,000				100,000	—	—	$543,000	Various	100,000	$7.44
31-Jul-00	31-Jul-00	31-Jul-05	$5.10	42,500				42,500	—	—	$216,750	Various	42,500	$7.55
18-Aug-00	01-Oct-01	01-Oct-05	$5.67	1,000,000		1,000,000			—	—
18-Aug-00	01-Oct-02	01-Oct-05	$5.67	1,000,000		1,000,000			—	—
18-Aug-00	01-Oct-03	01-Oct-05	$5.67	1,000,000		1,000,000			—	—
14-Sep-00	14-Sep-03	14-Sep-05	$5.16	570,000				204,000	366,000	366,000	$1,052,640	Various	204,000	$7.39
01-Oct-00	01-Oct-00	01-Oct-05	$5.10	283,000				46,000	237,000	237,000	$234,600	Various	46,000	$7.43
15-Feb-01	15-Feb-01	15-Feb-06	$5.24	100,000		100,000			—	—
13-Sep-01	13-Sep-04	13-Sep-06	$6.02	1,282,500		65,000		490,000	727,500	727,500	$2,949,800	Various	490,000	$7.43
01-Oct-01	01-Oct-01	01-Oct-06	$6.03	100,000					100,000	100,000
01-Oct-01	01-Oct-01	01-Oct-05	$5.10	608,000				144,000	464,000	464,000	$734,400	Various	144,000	$7.37
01-Oct-01	01-Oct-01	01-Oct-05	$6.62	50,000				50,000	—	—	$331,000	Various	50,000	$7.83
01-Oct-01	01-Oct-01	01-Oct-05	$5.30	10,000				10,000	—	—	$53,000	Various	10,000	$7.62
01-Oct-01	01-Oct-01	01-Oct-05	$5.24	40,000		40,000			—	—
14-Aug-02	01-Oct-04	30-Sep-08	$8.20	1,000,000		1,000,000			—	—
14-Aug-02	01-Oct-05	30-Sep-08	$8.20	1,000,000		1,000,000			—	—
14-Aug-02	01-Oct-06	30-Sep-08	$8.20	1,000,000		1,000,000			—	—
01-Oct-02	01-Oct-02	01-Oct-05	$5.10	946,000				270,000	676,000	676,000	$1,377,000	Various	270,000	$7.36
01-Oct-02	01-Oct-02	01-Oct-05	$6.62	50,000				50,000	—	—	$331,000	Various	50,000	$7.83
01-Oct-02	01-Oct-02	01-Oct-05	$5.30	10,000				10,000	—	—	$53,000	Various	10,000	$7.62
01-Oct-02	01-Oct-02	01-Oct-05	$5.24	40,000		40,000			—	—
01-Oct-02	01-Oct-02	01-Oct-06	$6.03	100,000					100,000	100,000
01-Oct-02	01-Oct-02	01-Oct-07	$7.25	40,000					40,000	40,000
01-Oct-03	01-Oct-03	01-Oct-06	$6.03	180,000				80,000	100,000	100,000	$482,400	Various	80,000	$6.85
01-Oct-03	01-Oct-03	01-Oct-07	$7.25	40,000					40,000	40,000
01-Nov-02	01-Nov-05	01-Nov-12	$8.20	4,577,320		658,240			3,919,080	—
13-Oct-03	01-Nov-05	01-Nov-12	$8.20	145,200		26,400			118,800	—
20-Oct-03	01-Nov-05	01-Nov-12	$8.20	26,400					26,400	—
01-Nov-02	01-Nov-02	01-Jul-07	$7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	$7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-04	01-Jul-07	$7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	$7.40	892,500		60,000		60,000	772,500	772,500	$444,000	Various	60,000	$7.73
01-Nov-02	30-Sep-04	01-Jul-07	$7.40	945,000		60,000		80,000	805,000	805,000	$592,000	Various	80,000	$7.73
23-Mar-04	23-Mar-07	23-Mar-10	$7.87	671,000		189,510			481,490	—
24-Mar-04	24-Mar-07	24-Mar-10	$7.87	5,263,500		1,102,305			4,161,195	—
31-May-04	24-Mar-07	24-Mar-10	$7.87	20,000		2,200			17,800	—
02-Aug-04	02-Aug-07	02-Aug-10	$6.84	—	5,861,500	273,300			5,588,200	—
02-May-05	02-Aug-07	02-Aug-10	$6.84	—	60,000				60,000	—
				23,865,420	5,921,500	8,616,955	*	2,069,000	19,100,965	4,728,000	$12,192,865		2,069,000

* Includes lapsed / cancelled options related to a former Director — refer Note 38

The fair value of each option is estimated on the date of grant, using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in the year to 30 June 2005 and 30 June 2004:

	2005	2004

Dividend yield (%)	4.7	3.9
Expected volatility (%)	20.0	20.0
Historical volatility (%)	20.0	20.0
Risk-free interest rate (%)	5.6	5.1
Expected life of option (years)	5.0	4.9

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

	Number of			Fair value
	options	Grant date	Vesting date	$/option

Issues up to 30 June 2004
	1,217,500	13-Sep-01	13-Sep-04	1.34
	3,919,080	01-Nov-02	01-Nov-05	2.00
	100,000	01-Nov-02	30-Sep-04	1.80
	885,000	01-Nov-02	30-Sep-04	1.76
	118,800	13-Oct-03	01-Nov-05	2.43
	26,400	20-Oct-03	01-Nov-05	2.58
	481,490	23-Mar-04	23-Mar-07	1.27
	4,161,195	24-Mar-04	24-Mar-07	1.27
	17,800	31-May-04	24-Mar-07	0.74

Issues in the year to 30 June 2005
	5,588,200	02-Aug-04	02-Aug-07	1.03
	60,000	02-May-05	02-Aug-07	0.73

	16,575,465	2005 weighted average		1.03

Currently these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $4.6 million for the 2005 financial year (2004 $8.0 million).

Superannuation Commitments

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement.  These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates.  In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

Industry / Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements world-wide.  On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time.  The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

Accordingly, the consolidated entity is of the opinion that, under Australian accounting standards, it has no constructive or legal obligation, as at the balance date, to fund deficits that may arise in particular funds from time to time.  In all cases, however, the consolidated entity expects to have the financial capacity to make or cause to be made sufficient annual contributions to the funds that ensure employee retirement expectations will be met.

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets, net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

		Fund
		Assets at
		Net		Accrued		Vested
		Market	Accrued	Surplus/	Vested	Surplus/
	Reporting Date	Value	Benefits	(Deficit)	Benefits	(Deficit)
		$m	$m	$m	$m	$m
			(3)	(4)	(5)

Defined Benefit Funds as at 30 June 2005

Amcor Limited

• Amcor Superannuation Fund (1)
• June 2003 by W R Aitchison FIA, FIAA	30/06/2004	602.1	650.2	(48.1)	646.4	(44.3)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan
• April 2004 by J Porteus FFA	30/06/2005	215.0	307.3	(92.3)	278.7	(63.7)

• Amcor New Zealand Super Fund
• June 2003 by J Spooner Bsc, FIA, FNZSA	30/06/2005	32.1	33.5	(1.4)	28.4	3.7

• Amcor PET Packaging UK Limited Pension Plan
• January 2004 by D Piltz FIA	30/06/2005	24.5	27.9	(3.4)	22.9	1.6

• Amcor PET Packaging Pension Plan USA
• January 2003 by Mercer Human Resource Consul	30/06/2005	21.1	25.5	(4.4)	21.3	(0.2)

• Amcor Rentsch / Poly Laupen
• June 2003 by M Schreiber	30/06/2005	66.6	77.3	(10.7)	61.7	4.9

• Amcor Twinpak Americas Inc Pension Plan for salaried employees	30/06/2005	16.1	22.3	(6.2)	17.9	(1.8)
• June 2003 by Avalon Consulting

• Other funds (2)	30/06/2005	43.7	71.5	(27.8)	57.3	(13.6)
		1,021.2	1,215.5	(194.3)	1,134.6	(113.4)

		Fund
		Assets at
		Net		Accrued		Vested
		Market	Accrued	Surplus /	Vested	Surplus/
	Reporting Date	Value	Benefits	(Deficit)	Benefits	(Deficit)
		$m	$m	$m	$m	$m

Defined Benefit Funds as at 30 June 2004

Amcor Limited

• Amcor Superannuation Fund (1)
• June 2003 by W R Aitchison FIA, FIAA	30-Jun-03	511.8	560.2	(48.4)	556.9	(45.1)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan
• April 2004 by J Porteus FFA	30-Jun-04	200.2	259.9	(59.7)	244.3	(44.1)

• Amcor New Zealand Super Fund
• June 2003 by J Spooner Bsc, FIA, FNZSA	30-Jun-04	30.1	30.8	(0.7)	23.9	6.2

• Amcor PET Packaging UK Limited Pension Plan
• January 2004 by D Piltz FIA	30-Jun-04	21.9	30.8	(8.9)	20.6	1.3

• Amcor PET Packaging Pension Plan USA
• January 2003 by Mercer Human Resource Consulting	30-Jun-04	17.6	20.3	(2.7)	16.5	1.1

• Amcor Rentsch / Poly Laupen
• June 2003 by M Schreiber	30-Jun-04	70.8	76.0	(5.2)	69.2	1.6

• Amcor Twinpak Americas Inc Pension Plan for salaried employees
• June 2003 by Avalon Consulting	30-Jun-04	16.2	20.1	(3.9)	14.8	1.4

• Other funds (2)	30-Jun-04	48.6	66.6	(18.0)	51.3	(2.7)
		917.2	1,064.7	(147.5)	997.5	(80.3)

(1)   The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at 30 June 2005 was $41.0 million compared with $40.0 million at 30 June 2004.

(2)  Other funds comprise the following (including details of the latest actuarial valuation):

Amcor PET Packaging Canada Inc Plan for hourly paid employees - January 2005 by C Tomev FSA FCIA

Amcor Pet Packaging Canada Inc Pension Plan and supplemental plan for executive employees - January 2005 by C Tomev FSA FCIA

Amcor Gent Plan Belgium -  June 2005 by C Landrain, Actuary

Amcor Halen Plan Belgium - June 2005 by C Landrain, Actuary

Amcor Brussels Plan Belgium - June 2005 by C Landrain, Actuary

Amcor Flexibles Envi Netherlands - June 2005 by R van pel, Actuary

Amcor Flexibles Haarlem Netherlands - June 2005 by R van pel, Actuary

Amcor Flexibles Drammen Norway - June 2005 by V Pekon AS

Amcor PET Packaging Belgium - June 2003 by AON

Amcor PET Packaging Iberia S A - June 2005 by AON

(3)  Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)  The aggregate deficit of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $194.3 million (2004 $147.5 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2005 but does represent the most up to date information which it has been possible to obtain. It should be noted that as at 30 June 2005 an amount of $55.1 million (2004 $58.5 million) was provided for and recognised in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)  Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

During the year the consolidated entity made employer contributions of $52.2 million (2004 $53.8 million) to Defined Benefit Funds. Employer contributions by the company to Defined Benefit Funds during the year totalled $27.2 million (2004 $30.0 million).

NOTE 36. AMCOR’S CONTROLLED ENTITIES

			Percentage
			Held by Direct
	Notes	Country of Incorporation	Parent Entity

Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor White Cap Austria GmbH		Austria	5%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor PET Packaging de Argentina S.A.		Argentina	5.31%
Amcor PET Packaging de Colombia S.A.		Colombia	9.4%
Amcor Insurances Pte. Ltd. (Singapore)		Singapore	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Component Limited		New Zealand	50%
Amcor Packaging (USA) Inc		United States of America	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor Flexibles Healthcare Inc		United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	90%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	10%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Frantis Manufacturing Company Inc		United States of America	100%
Just in Time Inc		United States of America	100%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Zetco Inc		United States of America	100%
KDS Packaging & Printing Inc.		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Plastube Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor SPV, Inc		United States of America	100%
Amcor White Cap Inc.		United States of America	100%
Amcor White Cap International Inc.		United States of America	100%
Amcor White Cap de Venezuela SA		Venezuela	63%
Amcor PET Packaging USA, Inc		United States of America	100%
PET Products International del Peru		Peru	100%
PET Products International del Peru, a Venezuelan branch		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%
Amcor PET Packaging de Colombia S.A.		Colombia	0.94%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
AMB Packaging Pte Ltd		Singapore	100%
Ace Packaging Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging (Malaysia) Sdn Bhd		Malaysia	99.93%

			Percentage
			Held by Direct
	Notes	Country of Incorporation	Parent Entity

Amcor Flexibles (Zhongshan) Co Ltd		China	100%
PT Amcor Indonesia		Indonesia	100%
Amcor White Cap Shanghai Ltd		China	100%
Amcor White Cap South East Asia Inc		Philippines	100%
Amcor White Cap Properties Inc		Philippines	39.34%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor White Cap Investments Inc.		Philippines	40%
Amcor White Cap Properties Inc		Philippines	59.51%
Amcor Flexibles Singapore Pte Ltd	(4)	Singapore	100%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	49%
Amcor Fibre Packaging Asia Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Interpac Containers (PRC) Ltd		Hong Kong	100%
Amcor Interpac Containers (Guangdong) Ltd		China	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Leigh Mardon Pacific Packaging Pte Ltd		Singapore	100%
Beijing Leigh-Mardon Pacific Packaging Co Ltd		China	83%
Qingdao Leigh-Mardon Packaging Co Ltd		China	60%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
St Regis Bates (Singapore) Pte Ltd		Singapore	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	2%
Amcor PET Packaging de Mexico S.A. de C.V		Mexico	100%
Amcor Plastic Containers de Mexico S.A. de C.V.		Mexico	100%
Amcor PET Packaging de Argentina S.A.		Argentina	94.69%
Amcor PET Packaging Asia Pvt. Ltd.		India	100%
Amcor PET Packaging del Peru S.A.		Peru	61%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor PET Packaging de Colombia S.A.		Colombia	89.66%
Uruguay Preform SRL		Uruguay	100%
Torrenoble S.A.		Uruguay	100%
Vinisa Fueguina S.A.		Argentina	100%
Amcor PET Packaging de Honduras S.A.		Honduras	100%
Amcor PET Packaging del Ecuador S.A.		Ecuador	51%
Amcor PET Packaging de Puerto Rico, Inc.	(5)	Puerto Rico	100%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN089523919 CCC Pty Ltd	(1) (4) (8)	Australia	100%
ACN 002693843 Box Pty Ltd	(1)	Australia	100%
PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1) (8)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Canada Inc	(5)	Canada	100%
Bericap Inc		Canada	51%
Twinpak Atlantic Inc		Canada	73.75%
Amcor White Cap do Brasil Ltda		Brazil	100%
Injepet Embalagens Ltda		Brazil	100%
Amcor PET Holdings do Brasil Ltda	(4) (5)	Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	95.8%
Injepet Embalagens da Amazonia SA		Brazil	4.12%
Amcor USA LLC	(5)	United States of America	100%

			Percentage
			Held by Direct
	Notes	Country of Incorporation	Parent Entity

Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Finance Europe		Ireland	100%
Amcor Europe LLP		Australia	1%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	28.2%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor White Cap Polska Sp z o o		Poland	98.72%
Amcor Flexibles Polska Sp.z o.o		Poland	100%
Amcor PET Packaging Polska Sp.z.o.o		Poland	100%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Rentsch AG		Switzerland	100%
Poly Laupen AG		Switzerland	100%
Rentsch Grafica SA (RP.G)		Portugal	4.8%
Rentsch Grafica SA (RP.G)		Portugal	95.2%
Strabo BV		Netherlands	100%
Dravik BV		Nertherlands	100%
Amcor Services No 2		United Kingdom	100%
Brontet BV		Nertherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Cardimat BV		Netherlands	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor White Cap Nederland B.V		Netherlands	100%
Amcor White Cap Belgium		Belgium	100%
Amcor Italia S.r.l.		Italy	100%
Amcor White Cap Nordiska AB		Sweden	100%
Amcor Ambalaj Sanayive Ticaret A.S.		Turkey	100%
Amcor Magyaroszag Csomagolastechnikas Korlatolt Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Ukraine LLC		Ukraine	98.5%
Amcor White Cap UK Limited		United Kingdom	100%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor PET Packaging Iberia S.A.		Spain	100%
Amcor White Cap Espana S.L.		Spain	100%
Amcor PET Packaging Maroc S.A.R.L.		Morocco	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging de Venezuela S.A.		Venezuela	61%
Amcor White Cap Holdings Polska Sp z o o		Poland	100%
Amcor PET Packaging Holdings Polska Sp z o o		Poland	100%
Amcor PET Packaging Europe N.V./S.A.		Belgium	98.4%
Amcor Holding		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor Holding No 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor International SAS		France	100%
Amcor Rentsch France SAS	(4)	France	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor White Cap France S.A.S.		France	100%
Amcor PET Packaging France S.A.S		France	100%
Amcor PET Recycling France S.A.S.		France	100%
Amcor France Holding No 1		France	100%
Amcor France Holding No 2		France	100%
Amcor Polska Spolka z.o.o		Poland	100%
Containers Packaging (Europe)	(4)	United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor Investments Germany Ltd	(4)	United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor Rentsch GmbH		Germany	100%

			Percentage
			Held by Direct
	Notes	Country of Incorporation	Parent Entity

Amcor White Cap Deutschland GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
AFP (Europe)	(4)	United Kingdom	100%
Amcor Flexibles Novgorod	(5)	Russia	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling	(4)	United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance	(4)	United Kingdom	100%
Amcor Flexibles A/S		Denmark	71.8%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Sverige AB		Sweden	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Schupbach AG		Switzerland	100%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Nertherlands	100%
Amcor Flexibles Envi B.V.		Netherlands	100%
Amcor Flexibles Hapece B.V.		Nertherlands	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY		Finland	50%
ZAO Akerlund & Rausing MO W		Russia	100%
Akerlund & Rausing SA (In Liq.)		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Europa Sur, S.A.		Spain	100%
Grupo Amcor Flexibles Hispania SA		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles Puerto Rico Inc.		Puerto Rico	100%
Anfor Investments Pty Ltd	(1)	Australia	100%

Entities No Longer Controlled Since 30 June 2004	Notes

Rentsch Dublin Ltd	(3)
Amcor Flexibles Transflex	(4) (6)
Amcor Flexibles Syston	(4) (6)
Prestige Packaging	(4) (6)
Amcor Europe GmbH & Co. KG	(6)
Twinpak Packaging Inc	(6)
Sopra da Amazonia Ltda.	(6)
Amcor PET Americas Inc	(6)
Amcor PET Packaging Colombia Holding Ltd	(6)
Amcor Finance Netherlands B.V.	(6)
Amcor Europe	(6)
Amcor Finland OY	(6)
Cenflex BV	(6)
Amcor Flexibles Celcon BV	(6)
Sidlaw International Holdings Ltd	(6)
S & R Gravure Ltd	(6)
Amcor Twinpak Americas Inc	(7)
Morisa GmbH & Co KG	(7)
SBG Participacoes E Empreendimentos SA (Injepet)	(7)
Amcor Specialty Packaging Americas Inc	(7)
Braspet Industria e Comercio de Embalagens Plastica Ltda Brazil	(7)
Ryco Dies Ltd	(7)
Amcor Flexibles Inc	(7)

(1)                                  Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee.  The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001.  If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full.  These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position comprising Amcor Limited and wholly-owned subsidiaries which are party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June are set out below:

STATEMENT OF FINANCIAL PERFORMANCE

		(1)
	2005	2004
	$m	$m

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	161.1	299.3
Income tax expense (i)	(4.3)	(44.9)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	156.8	254.4
RETAINED PROFITS AT BEGINNING OF YEAR	1,319.3	1,287.2
Aggregate of amounts transferred (ii)	(0.9)	36.0
Amounts transferred from reserves	0.3	8.7
	1,475.5	1,586.3
Dividends recognised during the year	(290.2)	(267.0)
RETAINED PROFITS AT END OF YEAR	1,185.3	1,319.3

(i) Includes a tax benefit of $32.9 million on asset impairments in Australasia

(ii) Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

STATEMENT OF FINANCIAL POSITION

		(1)
	2005	2004
	$m	$m
CURRENT ASSETS
Cash assets	7.0	8.7
Receivables	3,001.0	4,255.3
Inventories	360.8	342.6

TOTAL CURRENT ASSETS	3,368.8	4,606.6

NON-CURRENT ASSETS
Receivables	69.7	77.8
Investments	4,096.1	3,767.1
Property, plant and equipment	1,523.5	1,556.0
Intangibles	108.2	122.1
Deferred tax assets	150.7	166.9
Other	45.9	36.8
TOTAL NON-CURRENT ASSETS	5,994.1	5,726.7

TOTAL ASSETS	9,362.9	10,333.3

CURRENT LIABILITIES
Payables	382.4	174.1
Interest bearing liabilities	2,861.3	3,507.2
Current tax liabilities	62.3	62.9
Provisions	141.3	146.4

TOTAL CURRENT LIABILITIES	3,447.3	3,890.6

NON-CURRENT LIABILITIES
Payables	—	0.1
Interest bearing liabilities	1,278.2	1,516.7
Deferred tax liabilities	299.0	368.6
Provisions	20.3	21.6
Undated subordinated convertible securities	301.1	332.3

TOTAL NON-CURRENT LIABILITIES	1,898.6	2,239.3

TOTAL LIABILITIES	5,345.9	6,129.9

NET ASSETS	4,017.0	4,203.4

EQUITY
Contributed equity	2,751.5	2,755.3
Reserves	80.2	128.8
Retained profits	1,185.3	1,319.3

TOTAL EQUITY	4,017.0	4,203.4

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

(2) Controlled entities and businesses acquired during the year.  The consideration paid for material businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

		NET ASSETS
	CONSIDERATION	ACQUIRED
	$m	$m

Ameripak	6.3	1.6
Other	0.8	0.5
	7.1	2.1

BUSINESSES/CONTROLLED ENTITIES ACQUIRED

	CONSOLIDATED
	2005	2004
	$m	$m
Consideration paid:

Cash paid	7.1	617.3
Cash accrued	—	0.5
	7.1	617.8
Net assets acquired:

Current receivables	1.2	112.7
Inventories	0.6	67.5
Property, plant and equipment	0.1	188.1
Other assets	—	4.8
Current liabilities - creditors and borrowings	—	(93.2)
Non-current liabilities - creditors and borrowings	—	(5.1)
Provisions (including employee entitlements)	—	(23.6)
Outside equity interests	(0.6)	(4.3)
Buy-outs of minority interest	0.8	143.5
	2.1	390.4
Gross goodwill on acquisition	5.0	227.4
	7.1	617.8
Cash paid	7.1	617.3
Cash settlement of amounts accrued in prior periods	2.6	1.6
Net outflow of cash	9.7	618.9

(3) Controlled entities and businesses sold during the year.  The consideration received and the net assets at the dates of disposal are set out in the table below:

		NET ASSETS
	CONSIDERATION	DISPOSED
	$m	$m

Neopac	10.8	7.0
	10.8	7.0

BUSINESSES/CONTROLLED ENTITIES DISPOSED

	CONSOLIDATED
	2005	2004
	$m	$m
Consideration received:

Cash received	10.8	2.1
	10.8	2.1
Net assets disposed:

Current receivables	0.1	1.4
Inventories	3.0	1.5
Property, plant and equipment	11.2	0.2
Current liabilities - creditors and borrowings	(4.3)	(1.6)
Provisions	(3.0)	(0.4)
	7.0	1.1
Gross profit/(loss) on disposal	3.8	1.0
	10.8	2.1
Cash received	10.8	2.1
Cash received in current period for entity disposed in prior period	—	38.1
Net inflow of cash	10.8	40.2

(4) The following companies were renamed during the year:

Amcor Flexibles Transflex formerly Amcor Flexibles Transflex Ltd

Amcor Flexibles Syston formerly Amcor Flexibles Syston Ltd

AFP (Europe) formerly AFP (Europe) Ltd

Amcor Rentsch France SAS formerly Rentsch International SAS

Rocma Sterling formerly Rocma Sterling Limited

Rocma Finance formerly Rocma Finance Limited

Amcor Investments Germany Ltd formerly Amcor UK European Holdings Ltd

ACN089523919 CCC Pty Ltd formerly Central Coast Cartons Pty Ltd

Containers Packaging (Europe) formerly Containers Packaging (Europe) Ltd

Amcor Flexibles Singapore Pte Ltd formerly Rexam Packaging Singapore Pte Ltd

Amcor PET Holdings do Brasil Ltda formerly Miruca Participacoes Ltda

Prestige Packaging formerly Prestige Packaging Ltd

(5) Companies that were incorporated during the year.

(6) Companies that were liquidated during the year.

(7) Companies that were merged or amalgamated during the year.

(8) Amcor increased its investment in these companies during the year.

NOTE 37. RELATED PARTY DISCLOSURES

Loans to directors of Amcor Limited and controlled entities

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 12.

During the year, under the employee share plans, share loan repayments totalling $403,000 (2004 - $36,000) were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 12 total nil (2004 $1,056,000, one director).

Loans to directors of controlled entities in Note 12 total $30,000, two directors (2004 $77,000, four directors).

Interest received from directors during the year amounted to $7,300, one director (2004 $8,000, one director).

Other transactions - in the normal course of business and on an arm’s length basis

A director-related entity of G M McGhie received captive management fees of $126,000 (2004 $135,000).

Sales of beverage containers totalling $5,590,000 (2004 $5,534,000) were made to director-related entities of F Daley and B Boyd.

Sales of manufactured goods totalling $40,315,000 (2004 $26,050,000) were made to a director-related entity of H Lin.

Purchases of paper products totalling $4,680,000 (2004 $5,480,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Sales of manufactured goods totalling $457,000 were made to a director related entity of J Jin.

Provision of consulting services by a director related entity of P Batey totalled $55,000.

NOTE 38. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES

The following persons were directors of Amcor Limited during the whole of the financial year:

C I Roberts - Chairman

E A Alexander

D C K Allen

R K Barton

G J Pizzey

G A Tomlinson

R H Jones resigned from the Board on 7 December 2004.

J G Thorn was appointed a Non-Executive Director on 8 December 2004.

K N MacKenzie was appointed as Managing Director and Chief Executive Officer effective 1 July 2005 and became an Executive Director as at the same date.

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year:

Name	Position	Employer
W P Day	Executive General Manager Finance	Amcor Limited
L J Lachal	Executive General Manager Operations	Amcor Limited
K N MacKenzie	Managing Director	Amcor Rentsch and Closures
G S James	Chief Executive Officer - Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc

Remuneration of directors and executives

Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report on pages 11 to 31 within the Director’s Report.

Equity based compensation

Options and shares are issued as part of long term incentive plans.  There are two umbrella plans in place, the Executive Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP).  The details and conditions pertaining to these plans are outlined within the Remuneration Report.

Equity instrument disclosures in relation to directors and executives

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

			Fair Value per
		Exercise	option at
Grant date	Expiry Date	Price	grant date	Date exercisable
13-Sep-01	13-Sep-06	$6.02	$1.34	13-Sep-04
01-Nov-02	01-Jul-07	$7.30	$1.80	30-Sep-04
01-Nov-02	01-Nov-12	$8.20	$2.00	01-Nov-05
13-Oct-03	01-Nov-12	$8.20	$2.43	01-Nov-05
24-Mar-04	24-Mar-10	$7.87	$1.27	24-Mar-07
02-Aug-04	02-Aug-10	$6.84	$1.03	02-Aug-07

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.  When exercisable, each option is convertible into one ordinary share of Amcor Limited. Further information on the options is set out in Note 35.

	Number of options	Number of options
Name	granted during the year	vested during the year

Directors of Amcor Limited
R H Jones (resigned 7 Dec 2004)	nil	nil

Specified executives of the consolidated entity
W P Day	250,000	50,000
G S James	150,000	20,000
L J Lachal	150,000	nil
W J Long	200,000	100,000
K N MacKenzie	100,000	5,000

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above.  Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs associated with determining fair value for options granted during the year ended 30 June 2005 are listed in Note 35.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.

Number of ordinary
shares issued on
	Date of exercise	exercise of options
Name	of options	during the year

Directors of Amcor Limited
C I Roberts	nil	nil
R H Jones (resigned 7 Dec 2004)	nil	nil
E A Alexander	nil	nil
D C K Allen	nil	nil
R K Barton	nil	nil
G J Pizzey	nil	nil
J G Thorn	nil	nil
G A Tomlinson	nil	nil

Specified executives of the consolidated entity
W P Day	01-Nov-04	150,000
G S James	nil	nil
L J Lachal	nil	nil
W J Long	nil	nil
K N MacKenzie	23-Aug-04	10,000
K N MacKenzie	31-Aug-04	8,000
K N MacKenzie	27-Jun-05	85,000

The amounts paid per ordinary share by each specified executive on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
01-Nov-04	$6.02
01-Nov-04	$6.62
23-Aug-04	$6.47
31-Aug-04	$5.16
27-Jun-05	$6.03
27-Jun-05	$6.02

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year
Directors of Amcor Limited
R H Jones (resigned 7 Dec 2004)	6,000,000	nil	nil	(6,000,000)	nil	nil

Specified executives of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	nil
G S James	214,000	150,000	nil	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	nil	(22,000)	352,000	24,000
W J Long	544,000	200,000	nil	(22,000)	722,000	300,000
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	nil

No options are vested and unexercisable at the end of the year.

Share holdings

The number of shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

		Received
	Balance at	during the	Other
	the	year on the	changes	Balance at
	beginning	exercise of	during the	the end of
Name	of the year	options	year	the year
Directors of Amcor Limited

Ordinary shares
C I Roberts	114,421	nil	21,061	135,482
E A Alexander *	26,258	nil	5,671	31,929
D C K Allen	55,857	nil	3,858	59,715
R K Barton	25,270	nil	4,120	29,390
G J Pizzey	6,408	nil	5,840	12,248
J G Thorn	nil	nil	3,915	3,915
G A Tomlinson	39,684	nil	4,638	44,322

* E A Alexander also holds 50,000 partly paid shares paid to five cents

R H Jones held 381,764 shares at the start of the year and resigned as a director during the year

Specified executives of the consolidated entity

Ordinary shares
W P Day	59,452	150,000	(147,323)	62,129
G S James	70,360	nil	(45,860)	24,500
L J Lachal *	299,469	nil	(50,000)	249,469
W J Long	100	nil	nil	100
K N MacKenzie	1,200	103,000	(93,000)	11,200

* L J Lachal also holds 20,000 partly paid shares paid to one cent

Loans to directors and executives

Details of loans made to directors of Amcor Limited and the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for directors and specified executives

					Number in
	Balance at	Interest paid		Balance at	group at the
	the beginning	and payable	Interest not	the end of the	end of the
Group	of the year	for the year	charged	year	year
	$	$	$	$
Directors of Amcor Limited	1,056,180	7,334	41,782	nil	nil
Specified executives of the consolidated entity	13,516	nil	nil	11,318	1

Individuals with loans above $100,000 during the financial year

	Balance at	Interest paid		Balance at
	the beginning	and payable	Interest not	the end of the
Name	of the year	for the year	charged	year
	$	$	$	$
R H Jones (resigned 7 Dec 2004)	1,056,180	7,334	41,782	nil

Loans to directors and specified executives are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the tables above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s-length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to any loans made to directors or specified executives.

Other transactions with directors and specified executives

Directors of Amcor Limited

Nil

Other transactions with directors and specified executives

Specified executives of the controlled entity

Essential Marketing is a company that supplies various marketing services to the consolidated entity. The company is owned by the daughter of G S James, a specified executive. Transactions are based on normal terms and conditions.  Aggregate amounts of the above transactions with specified executives of the consolidated entity are as follows:

Amounts recognised as expenses	2005	2004
	$	$

Provision of goods supplied at cost and marketing services	605,671	510,326

Aggregate amounts payable to specified executives of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	2005	2004
	$	$
Current liabilities	64,500	63,515

NOTE 39. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005.  The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group (UIG) has issued interpretations corresponding to the International Accounting Standards Board (IASB) interpretations.  These Australian equivalents to IFRS are referred to hereafter as AIFRS.  The adoption of AIFRS will be reflected in the consolidated entity’s financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.

In complying with AIFRS, for the first time, the consolidated entity is required to restate the financial statements for the year ending 30 June 2005, to reflect the application of AIFRS.  Most adjustments required on transition to AIFRS are expected to be made retrospectively, against opening retained earnings as at 1 July 2004.

Prior to 30 June 2004, the consolidated entity commenced transitioning its accounting policies and financial reporting from current Australian Standards to AIFRS.  The consolidated entity set up a project team and engaged expert consultants to identify key areas potentially impacted by the transition to AIFRS.  As a result, dedicated resources were established to address each of the key areas identified.  The AIFRS project team worked to embed the transition to AIFRS into each of the business groups.  Processes were established in all business groups to inform and educate relevant staff of the transition polices and processes.  AIFRS accounting polices have been issued to all business groups to ensure the consistent application of AIFRS policies across the group.

The implementation of AIFRS, as currently interpreted, is substantially complete across the consolidated entity.  The AIFRS project team has been integrated back into the head office group financial reporting team and continues to monitor developments in AIFRS interpretation to ensure any changes are integrated into the policies, systems and procedures established for reporting the reconciliations and disclosures required under AIFRS.  In addition, business groups are in regular contact with the head office group financial reporting team to ensure a consistent interpretation of the AIFRS policies.  The Audit and Compliance Committee continues to monitor closely the consolidated entity’s implementation of AIFRS.

Impact of transition to AIFRS

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1).  The standard allows a number of exemptions to assist in the transition to reporting under AIFRS.  These have been assessed by the AIFRS project team, in order to determine the most appropriate accounting policy for the consolidated entity.

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP (AGAAP) to AIFRS, and the selection and application of AIFRS accounting policies, are based on expected or early adopted AIFRS standards.  Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation, in accordance with AIFRS, of the company’s and consolidated entity’s financial position, results of operations and cash flows.  As this note provides only a summary, for a true and fair view to be presented under AIFRS, further disclosure and explanations will be required in the first complete AIFRS financial report (for the half-year ending 31 December 2005 and the year ending 30 June 2006).

There is a significant amount of judgement involved in the reconciliations from current AGAAP to AIFRS.  As such, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.  The figures disclosed in this Note are management’s current best estimates of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (b) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations; and (c) changes to the company’s and consolidated entity’s operations.

Summary of transitional adjustments

Impact on statements of financial position

The following tables set out the expected adjustments to the statements of financial position of the consolidated entity and the company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005. The following tables should be read in conjunction with significant changes in accounting policies as set out on pages 74 to 81.

			Consolidated			Consolidated			Amcor Limited			Amcor Limited
			1 July 2004			30 June 2005			1 July 2004			30 June 2005
			Transition			Transition			Transition			Transition
	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

CURRENT ASSETS
Cash assets		131.0	—	131.0	210.8	—	210.8	7.5	—	7.5	3.7	—	3.7
Receivables	(h)	1,551.4	199.7	1,751.1	1,685.9	157.8	1,843.7	8,103.3	(22.6)	8,080.7	6,027.4	(22.6)	6,004.8
Inventories		1,369.6	—	1,369.6	1,440.1	—	1,440.1	—	—	—	—	—	—

TOTAL CURRENT ASSETS		3,052.0	199.7	3,251.7	3,336.8	157.8	3,494.6	8,110.8	(22.6)	8,088.2	6,031.1	(22.6)	6,008.5

NON-CURRENT ASSETS
Receivables	(k)	81.8	(34.4)	47.4	71.6	(26.5)	45.1	41.8	(34.4)	7.4	33.8	(26.5)	7.3
Other financial assets		12.9	—	12.9	48.4	—	48.4	3,647.9	—	3,647.9	4,678.7	—	4,678.7
Property, plant and equipment	(a)(b)(c)(d)(f)	4,745.0	62.6	4,807.6	4,400.1	26.7	4,426.8	5.6	(4.0)	1.6	8.7	(4.6)	4.1
Intangibles	(c)	2,062.7	83.9	2,146.6	1,766.9	231.3	1,998.2	5.0	4.1	9.1	5.5	5.3	10.8
Deferred tax assets	(e)	238.8	143.1	381.9	176.2	154.6	330.8	100.0	(40.2)	59.8	88.4	(61.6)	26.8
Other		93.2	(1.1)	92.1	98.9	(2.6)	96.3	13.4	(0.3)	13.1	11.4	(0.9)	10.5

TOTAL NON-CURRENT ASSETS		7,234.4	254.1	7,488.5	6,562.1	383.5	6,945.6	3,813.7	(74.8)	3,738.9	4,826.5	(88.3)	4,738.2

TOTAL ASSETS		10,286.4	453.8	10,740.2	9,898.9	541.3	10,440.2	11,924.5	(97.4)	11,827.1	10,857.6	(110.9)	10,746.7

			Consolidated			Consolidated			Amcor Limited			Amcor Limited
			1 July 2004			30 June 2005			1 July 2004			30 June 2005
			Transition			Transition			Transition			Transition
	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

CURRENT LIABILITIES
Payables		1,831.1	4.9	1,836.0	1,991.8	3.5	1,995.3	35.1	—	35.1	35.9	—	35.9
Interest-bearing liabilities	(h)	728.5	201.0	929.5	729.2	158.0	887.2	4,846.6	—	4,846.6	3,849.6	—	3,849.6
Current tax liabilities		77.4	—	77.4	82.5	—	82.5	23.6	—	23.6	13.4	—	13.4
Provisions		339.7	(3.6)	336.1	290.4	0.2	290.6	2.9	—	2.9	2.1	—	2.1

TOTAL CURRENT LIABILITIES		2,976.7	202.3	3,179.0	3,093.9	161.7	3,255.6	4,908.2	—	4,908.2	3,901.0	—	3,901.0

NON-CURRENT LIABILITIES
Payables		13.2	7.6	20.8	0.7	4.1	4.8	—	—	—	—	—	—
Interest-bearing liabilities	(b)	1,776.2	169.9	1,946.1	1,747.8	165.6	1,913.4	1,463.8	—	1,463.8	1,275.9	—	1,275.9
Deferred tax liabilities	(e)	388.5	186.7	575.2	292.8	198.9	491.7	169.2	(167.4)	1.8	148.6	(86.0)	62.6
Provisions	(f)(i)	33.4	67.3	100.7	44.9	81.8	126.7	4.5	0.3	4.8	5.2	0.3	5.5
Defined benefit obligations	(g)	58.5	272.4	330.9	55.1	301.0	356.1	—	73.9	73.9	—	58.8	58.8
Undated subordinated
convertible securities		332.3	—	332.3	301.1	—	301.1	332.3	—	332.3	301.1	—	301.1

TOTAL NON-CURRENT LIABILITIES		2,602.1	703.9	3,306.0	2,442.4	751.4	3,193.8	1,969.8	(93.2)	1,876.6	1,730.8	(26.9)	1,703.9

TOTAL LIABILITIES		5,578.8	906.2	6,485.0	5,536.3	913.1	6,449.4	6,878.0	(93.2)	6,784.8	5,631.8	(26.9)	5,604.9

NET ASSETS		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8

EQUITY
Contributed equity	(k)	3,351.9	(33.2)	3,318.7	3,348.1	(21.7)	3,326.4	2,755.3	(33.2)	2,722.1	2,751.5	(21.7)	2,729.8
Reserves	(a)(j)	(349.2)	349.2	—	(510.9)	370.4	(140.5)	40.9	(40.9)	—	40.7	(40.7)	—
Retained profits		1,614.3	(768.5)	845.8	1,446.9	(720.0)	726.9	2,250.3	69.9	2,320.2	2,433.6	(21.6)	2,412.0

Equity attributable to members of the parent entity		4,617.0	(452.5)	4,164.5	4,284.1	(371.3)	3,912.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8

Minority interests in controlled entities		90.6	0.1	90.7	78.5	(0.5)	78.0	—	—	—	—	—	—

TOTAL EQUITY		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8

Impact on retained earnings

The expected impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

	Notes	Consolidated	Amcor Limited
		$m	$m
Retained earnings as at 1 July 2004 under AGAAP		1,614.3	2,250.3
AIFRS reconciliation:
• transfer from asset revaluation reserve	(a)	136.9	40.9
• transfer from exchange fluctuation reserve	(j)	(486.1)	—
• recognition of deficits in defined benefit plans recognition of the net impact of decommissioning	(g)	(269.8)	(73.9)
• provisions	(f)	(32.5)	(0.2)
• derecognition of start up and relocation costs	(a)	(34.9)	—
• lease adjustments	(b)	(12.0)	—
• deferral of government grants	(i)	(20.8)	—
• other adjustments	(d)(k)	(5.7)	(1.5)
• taxation effect of above adjustments	(e)	70.4	22.3
• other tax adjustments	(e)	(114.0)	82.3

Retained earnings as at 1 July 2004 under AIFRS		845.8	2,320.2

Impact on statements of financial performance

The following table sets out the expected adjustments to the statements of financial performance of the consolidated entity and the company for the year ended 30 June 2005.

		Consolidated			Amcor Limited
		For the year ended 30 June 2005			For the year ended 30 June 2005
		Transition			Transition
	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS
		$m	$m	$m	$m	$m	$m

Revenues from sale of goods		11,099.6	—	11,099.6	—	—	—

Other revenues from ordinary activities	(a)(i)	174.7	(79.1)	95.6	365.5	(0.8)	364.7

Total revenue from ordinary activities		11,274.3	(79.1)	11,195.2	365.5	(0.8)	364.7
Expenses from ordinary activities excluding borrowing costs		(10,871.2)	193.9	(10,677.3)	287.1	(2.9)	284.2

Borrowing costs	(b)(g)(h)	(158.1)	(28.2)	(186.3)	(217.2)	0.1	(217.1)
PROFIT FROM ORDINARY ACTIVITIES
BEFORE RELATED INCOME TAX EXPENSE		245.0	86.6	331.6	435.4	(3.6)	431.8
Income tax (expense) / benefit relating to ordinary activities	(e)	(58.8)	(13.5)	(72.3)	37.9	(98.4)	(60.5)

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		186.2	73.1	259.3	473.3	(102.0)	371.3

Attributable to:
Members of the parent entity		173.2	73.0	246.2	473.3	(102.0)	371.3
Outside equity interests		13.0	0.1	13.1	—	—	—
		186.2	73.1	259.3	473.3	(102.0)	371.3

Summary of impact on net profit

The impact by type of adjustment, of the transition to AIFRS on net profit for the year ended 30 June 2005 is summarised below:

	Notes	Consolidated	Amcor Limited
		$m	$m
Net profit as reported under AGAAP		186.2	473.3

Amortisation of goodwill	(c)	127.2	—
Tax loss utilisation adjustment to goodwill	(c)	(10.0)	—
Defined pension plan expense	(g)	(10.4)	0.4
Decommissioning expenses	(f)	(3.9)	—
Share-based payments	(k)	(3.7)	(3.7)
Start up costs	(a)	(3.4)	—
Government grants	(i)	(9.6)	—
Other	(a)(b)	0.4	(0.3)
Adjustment to income tax expense	(e)	(13.5)	(98.4)

Net profit under AIFRS		259.3	371.3

Set out below are the significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections made under AASB 1:

(a)                                  Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS.  However, at transition date, AASB 1 permits certain items of property, plant and equipment to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

Any asset revaluation reserve balance relating to these assets will be derecognised at transition and adjusted against retained earnings. At 1 July 2004, it is expected that $136.9 million and $40.9 million for the consolidated entity and the company respectively, will be reclassified from asset revaluation reserve to retained earnings.

Other expected transition adjustments to property, plant and equipment totalling $62.6 million for the consolidated entity, and ($4.0 million) for the company, include assets under AGAAP sale and leaseback arrangements which are not recognised as such for AIFRS, refer note (b), the de-recognition of start up and relocation costs which have been capitalised under AGAAP and which are now specifically excluded from the cost of any asset under AASB 116 Property, Plant and Equipment, and the recognition of decommissioning costs as explained in note (f).  In addition, software costs previously recognised in plant and equipment have been reclassified to intangible assets, refer note (c).  The effect of these adjustments to property, plant and equipment at 30 June 2005 is expected to be $26.7 million and ($4.6 million) for the consolidated entity and company respectively.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.  For the consolidated entity an amount of $69.5 million is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005.  An amount of $0.8 million is expected to be reclassified from revenue to other expenses for the company.

(b)                                  Leases

Operating leases

Under application of AASB 117 Leases, where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount, the lease rental expense being charged to the profit and loss will be an equal amount over the life of the lease unless another systematic basis is more representative of the time pattern of the benefit.

For the consolidated entity, this change in recognition of lease expense is expected to result in an increase in accrued lease expense of $7.5 million at 1 July 2004.  The current year impact for the consolidated entity is an increase in lease expense of $0.9 million.  No adjustment is expected for the company.

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting.  The consolidated entity expects that this transaction will be treated as a secured borrowing and the properties reinstated on the balance sheet and recorded as an asset.  The consolidated entity expects that, under AIFRS this will result in an increase in property, plant and equipment of $163.3 million and an increase in interest bearing liabilities of $167.8 million at 1 July 2004.  For the year ended 30 June 2005, the consolidated entity expects payments made under the relevant agreements to be apportioned between interest expense and the loan liability.  No adjustment is expected for the company.

(c)                                  Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet.  The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Year ended 30 June 2005

Business combinations that occurred on or after 1 July 2004 will be restated to comply with AIFRS.  All business combinations will be accounted for using the purchase method.  There are no adjustments expected in the consolidated entity or the company.

Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable asset, liabilities and contingent liabilities acquired.

In respect of acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangibles assets not meeting the AIFRS recognition criteria and including relevant fair value adjustments at the date of acquisition.  No reclassifications are expected.

Goodwill will be stated at cost less any accumulated impairment losses.  Goodwill will be allocated to cash generating units (CGU’s) and tested annually for impairment (refer note (d) for further details on impairment testing).

For the year ended 30 June 2005, goodwill is expected to be adjusted by $10 million, representing deferred tax assets recognised in the current period, which would have been recognised at the time of acquisition had they met the separate recognition criteria at that time.  This reduction in carrying amount of goodwill is recognised as an expense.

Other intangible assets

Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses.

On transition, other intangible assets have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.  No impairment losses are expected on transition.

Certain software assets will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS.  This is expected to result in a reclassification of $84.2 million in the consolidated entity as at 1 July 2004 and $115.6 million as at 30 June 2005.  For the company, the expected adjustments are $4.1 million and $4.6 million respectively.

Amortisation

Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite.  Goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but will be tested for impairment annually.  Other intangible assets will be amortised from the date they are available for use.

For the year ended 30 June 2005 the reversal of goodwill amortisation provided under AGAAP, is expected to result in an increase in the AIFRS result for the year of $127.2 million for the consolidated entity and nil for the company.

(d)                                  Impairment

Under current AGAAP policy the recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows or discounted cash flows as deemed appropriate.  Non-current assets are written down to the recoverable amount where the carrying value of any non-current asset exceeds the recoverable amount.

Under AIFRS, the recoverable amount of the consolidated entity’s non-current assets, excluding deferred tax assets, defined benefit assets, goodwill and indefinite life intangible assets will be reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. Under AIFRS, goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment annually.  If there is an indication that an asset is impaired (or for those tested annually), the recoverable amount will be estimated for the individual asset.  If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the CGU to which the asset belongs will be determined. CGU’s have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets.  Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount.  Recoverable amount is determined as the higher of fair value less costs to sell and value in use.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

An impairment assessment has been undertaken as at 1 July 2004.  The consolidated entity is expecting to recognise an impairment loss of $5.2 million, due to the impact of the change in the basis of impairment testing. This impairment is expected to be recognised as a decrease in retained earnings.

(e)                                  Income Taxes

Under AIFRS, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases.  The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.  A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.  In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Under AGAAP, deferred tax balances are determined using the income statement method, in which items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

As at 1 July 2004, an increase in deferred tax assets of the consolidated entity of $143.1 million is expected to be recognised, including the recognition of deferred tax assets relating to the AIFRS opening balance sheet adjustments for defined benefit plans and decommissioning provisions.

As at 1 July 2004, an increase in deferred tax liabilities of the consolidated entity of $186.7 million is expected to be recognised including the recognition of deferred taxes liabilities relating to revalued assets, securitised assets and an additional liability due to deductible goodwill.

Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase from AGAAP by $154.6 million and $198.9 million respectively as at 30 June 2005.

There are no effects of recent interpretations of the Australian Tax Consolidation Regime for the consolidated entity.  As at 1 July 2004, the company expects the effect of this recent interpretation, offset by the tax effect of the defined pension obligations to derecognise deferred tax assets of $40.2 million and deferred tax liabilities of $167.4 million, with corresponding changes in retained earnings and intercompany receivables.  The company and wholly owned subsidiaries in the tax consolidated group will be required to recognise their own tax balances directly.  The expected impact for the company at 30 June 2005 is a decrease in deferred tax assets of $61.6 million and a decrease in deferred tax liabilities of $86 million.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense of $13.5 million for the consolidated entity and $98.4 million for the company.

(f)                                    Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists.  At each reporting date the liability is remeasured in line with changes in discount rates, timing and estimated cash flows.  Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the statement of financial performance as it occurs.

If the change in the liability results in a decrease in the liability that exceeds the carrying amount of the asset, the asset is written down to nil and the excess is recognised immediately in net profit. If the change in the liability results in an addition to the cost of the asset, the recoverability of the new carrying amount is considered. Where there is an indication that the new carrying amount is not fully recoverable, an impairment test is performed.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition.  Under current AGAAP, the costs of restoration are not recognised until the expenditure is incurred.  Under AIFRS, a provision for restoration costs must be recognised over the period of the lease and measured at the expected cost of restoration at each reporting date.

At transition, the present value of the required restoration provision was recognised. A corresponding asset, calculated as the amount of the liability discounted back to acquisition date, and accumulated depreciation from acquisition date to transition date, was recognised.  The net expected adjustment in the consolidated entity is an increase in the restoration provision of $52.4 million, and an increase in the net book value of assets of $19.9 million, resulting in a net decrease to retained earnings of $32.5 million.  The impact on retained earnings for the company is $0.2 million.

The expected impact on the consolidated entity for the financial year ended 30 June 2005 is to decrease AGAAP net profit by $3.9 million due to higher depreciation and interest expenses under AIFRS.

(g)                                 Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted.

The discount rate will be the rate attaching to AAA credit rated bonds that have maturity dates which most closely match the terms of maturity of the related liabilities. Where AAA credit rated bonds are not available, and specifically for all Australian Dollar denominated obligations, the discount rate will be the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees will be recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense will be recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset will be limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

Under AGAAP, defined benefit plans are accounted for on a cash basis, with a defined benefit obligation of $58.5 million and no plan assets recognised in the balance sheet of the consolidated entity as at 30 June 2004.  As at 1 July 2004, the consolidated entity expects to recognise an additional net deficit, under AIFRS, in post employment benefit plans of $272.4 million (the company: $73.9 million), resulting in a total defined benefit obligation under AIFRS of $330.9 million (the company: $73.9 million).  The consolidated entity expects the net effect on retained earnings as at 1 July 2004 to be a decrease of $269.8 million which includes the effect of surplus plan assets of $2.6 million.

For the financial year ended 30 June 2005 the consolidated entity expects to recognise an increase in the defined benefit obligations under AIFRS of $25.2 million (the company: $15.1 million decrease).  This movement represents employee costs recognised in the statement of financial performance, actuarial losses expected to be recognised directly through retained earnings and the contributions made by the company.  Due to the amount of defined benefit obligation expense under AGAAP the impact on net profit under AIFRS for the year ended 30 June 2005 is an increased expense of $10.4 million (the company: $0.4 million decrease).

(h)                                 Securitised receivables

Under AIFRS, trade receivables that have been securitised are expected to be brought back on balance sheet as the special purpose entity, established for the securitisation, is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the probability of risks and benefits in determining control, not just the possibility.  This is expected to result in an increase in both receivables and interest bearing liabilities of $197.9 million at 1 July 2004 and $157.7 million at 30 June 2005 in the consolidated entity. No adjustments are expected in the company.

(i)                                    Government grants

Under AGAAP, contributions towards the acquisition of assets are recognised as revenue at the fair value of the grant received, when the consolidated entity gains control of the contribution.  Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

This is expected to result in an increase in liabilities of $20.8 million at 1 July 2004, with a corresponding adjustment to retained earnings.  The current year impact for the consolidated entity is expected to be a decrease in net profit and an increase in liabilities of $9.6 million.  No adjustment is expected for the company.

(j)                                    Foreign currency

Financial statements of foreign operations

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the exchange fluctuation reserve (EFR) until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS each entity in the consolidated entity determines its functional currency, i.e. the currency of the primary economic environment in which the entity operates, reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.  The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in EFR.

There are no expected changes in functional currency for the company or its subsidiaries on transition from AGAAP to AIFRS.

All foreign operations are translated into Australian dollars using the method described above, the previous AGAAP concept of ‘self sustaining’ foreign operations does not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised in the exchange fluctuation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

The AASB 1 election to reset the EFR balance under AGAAP to nil at the date of transition is expected to be adopted.  For the consolidated entity, at 1 July 2004 an amount of $(486.1 million) is expected to be reclassified from EFR to retained earnings.  There is no expected impact for the company.

(k)                                Share based payments

Under current AGAAP, no expense is recognised for options issued to employees.  Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured using the Black Scholes model. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002 which have vested before 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on equity on transition.

In addition, loans issued as part of the employee share scheme under AGAAP have been reflected as a reduction in both equity and receivable on transition to AIFRS.  The expected effect of this adjustment to the consolidated entity and the company as at 1 July 2004 is $34.4 million.

For the financial year ended 30 June 2005, employee benefits expense and share capital are expected to be increased by $3.7 million in the consolidated entity and the company representing the options expense for the period.

(l)                                    Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the profit or loss from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share for the financial year ending 30 June 2005, calculated on the AIFRS adjusted results are expected to be:

	AIFRS	AGAAP

Basic EPS from continuing operations:	22.1 cents	13.8 cents
Diluted EPS from continuing operations:	22.0 cents	13.7 cents

(m)                              Financial instruments / insurance contracts

The company expects to utilise the election available in AASB 1 and not restate comparatives, up to 30 June 2005, for AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement and AASB 4 Insurance Contracts.

There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP is expected to continue to apply.  As at 1 July 2005 the expected adjustments are:

•                  The consolidated entity expects that, under AIFRS, it will be required to re-classify the Perpetual Amcor Convertible Reset Securities (PACRS) as debt rather than equity.  As at 1 July 2005, this is expected to result in an increase in liabilities and corresponding decrease in equity (apart for initial PACRS transaction costs) for the consolidated entity of $610 million, and $nil for the company.  Interest accruing on these reset securities will be recorded as a borrowing cost, rather than a distribution from retained earnings.  For the year ended 30 June 2005, distributions from retained earnings related to PACRS was $52 million.

•                  The consolidated entity and company expects that, under AIFRS, it will be required to recognise all derivative contracts, including any embedded derivatives that may be identified at fair value on the balance sheet.  The consolidated entity and company enters into interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity fixed price swaps and share appreciation options. At June 2005, the net fair value of these derivative financial instruments was $69.5 million.

•                  AIFRS recognises fair value hedge accounting, cash flow hedge accounting, and hedges of net investments in foreign operations.  Any ineffective portion of hedges will be recognised in the income statement, increasing volatility of reported profit.  The consolidated entity expects to predominantly use cash flow hedging, where appropriate, in respect of its interest rate risk hedges and foreign exchange hedges for forecast transactions. Hedge accounting will be applied to forecast capital expenditure commitments and other forecast transactions above a $0.5 million face value equivalent threshold and/or beyond a six month time frame, with any changes in fair value reflected in equity reserves. Where hedge accounting is not applied, changes in fair value will be recognised in the income statement.

•                  The consolidated entity holds investments in companies listed and not listed on stock exchanges which are currently carried at cost.  Under AIFRS, the consolidated entity expects that these investments will be categorised as available for sale and therefore restated to fair value with any gain or loss recognised directly to equity, through the statement of changes in equity.

NOTE 40. EVENTS SUBSEQUENT TO REPORTING DATE

Dividends

Since 30 June 2005 the directors have declared an interim dividend on ordinary shares payable on 28 September 2005 of approximately $149.4 million. This represents a dividend of 17 cents per share 22% franked at 30% tax rate.  The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 30 June 2005 and will be recognised in subsequent financial reports.

Directors’ declaration

1.               In the opinion of the directors of Amcor Limited:

(a)                                  the financial statements and notes set out on pages 2 to 81 are in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2005  and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and

(ii)                                  complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)                                 there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2.               There are reasonable grounds to believe that the Company and the controlled entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3.               The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2005.

In accordance with a resolution of the directors, dated at Melbourne, this 24th day of August 2005.

C I Roberts

Chairman

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# Amcor PET

US$
225
200
175
150
125
100
75
50
25
0
PBITA
RoAFI
20 %
18
16
14
12
10
8
6
4
2
0
02/03
03/04
04/05

## Regional Volumes

Latin America, 22%
Europe, 27%
North America, 51%

Total containers 34.1 billion

© Amcor Ltd 2005

AMCOR

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# Amcor Flexibles Raw Material Input Costs

Raw Material Market Price Trends
Index of Market Movement
120
115
110
105
100
95
90
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05

© Amcor Ltd 2005

AMCOR

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# Amcor Australasia

$m
350
300
250
200
150
100
50
0
PBITA
RoAFI %
20 %
18
16
14
12
10
8
6
4
2
0
02/03
03/04
04/05

© Amcor Ltd 2005

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# EPS Returns

65
60
55
50
45
40
35
30
EPS Cents
Compound earnings growth 7.9% pa
Compound earnings growth 5.3% pa
34.5
40.2
37.6
44.7
42.1
50.3
45.3
61.7
44.7
59.4
44.5
58.9
99/00
00/01
01/02
02/03
03/04
04/05
EPS Basic pre significant items (PACRS as interest)
EPS Basic pre significant items and goodwill amortisation

© Amcor Ltd 2005

AMCOR

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# PBITA to Average Funds Invested

9.5% Pre Tax WACC
Target – 15%
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
%
10.0
11.2
12.2
12.9
12.8
11.1
11.1
10.9
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05

•*All calculations before significant items*

© Amcor Ltd 2005

AMCOR

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# Cash Flow from Operations

Compound CFO growth 18.8% pa
Compound PAT growth 12.4% pa
$m
1000
800
600
400
200
0
218
415
238
526
281
694
379
945
387
961
391
980
99/00
00/01
01/02
02/03
03/04
04/05
PAT = Profit After Tax (and PACRs)
CFO = Cash Flow from Operations (= PAT plus Depreciation & Amortisation plus/minus tax payments before movements in provisions, WC movements & spend on Sustaining Capital Expenditure)

© Amcor Ltd 2005

*Cash flow from operations before significant items*

AMCOR

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# Cash Flow from Operations

Compound CFO growth per share 11.1% pa
$m
$ share
1200
1000
800
600
400
200
0
1.4
1.2
1
0.8
0.6
0.4
0.2
0
415
526
694
945
961
980
0.66
0.84
1.05
1.13
1.11
1.12
99/00
00/01
01/02
02/03
03/04
04/05

CFO = Cash Flow from Operations (= PAT plus Depreciation & Amortisation plus/minus tax payments before movements in provisions WC movements & spend on Sustaining Capital Expenditure)

CFO per share

*Before significant items*

© Amcor Ltd 2005

AMCOR

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# Cash Flow Summary

| $m | Inflows | Outflows | |
|---|---|---|---|
| | PBITDA $1,298 | $59 | Work Capital increase |
| | | $294 | Sustaining Capex |
| | | $137 | Net Borrowing Costs |
| | | $116 | Tax |
| | | $347 | Dividends & PACRS |
| | | $129 | Other |
| | Debt $97 | $312 | Growth Capex/Acq/Disposals |

© Amcor Ltd 2005

AMCOR

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# Capital Expenditure Summary

| $ mill | Jun 05 |
|---|---|
| Capex | 647 |
| **Acquisitions** | 46 |
| Gross Expenditure | 693 |
| Disposals | (88) |
| **Net Capex** | 605 |
| | |
| Vision Grande | 36 |
| Other | 10 |
| **Acquisitions** | 46 |

**Maintenance c. $294**

\+

**Growth $399**

\-

**Disposals (88)**

=

**Net Capex $605**

© Amcor Ltd 2005

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# Working Capital Performance

Working capital at period end
Average p.a. Working capital/sales*
Net Acquisitions
1300
1000
700
400
$m
410
44
44
78
2
16
14
12
10
%
99/00
00/01
01/02
02/03
03/04
04/05

© Amcor Ltd 2005

AMCOR

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# The Way Forward

PBITA/AFI
Returns
%
25
20
15
10
5
0
Sales
$ billion
12
10
8
6
4
2
0
12.2
12.9
12.8
11.1
11.1
10.9
99/00
00/01
01/02
02/03
03/04
04/05

Execution is the key to improving shareholder value

© Amcor Ltd 2005

AMCOR

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# The Way Forward – Strong Market Positions

EXECUTION FOCUS

Strong market positions

Assess:

- Segment attractiveness
- Competitive position

Good → Grow

Poor → Fix / Sell / Close

© Amcor Ltd 2005

AMCOR

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# The Way Forward – Customer & Market Focused

EXECUTION FOCUS
Customer and market focused

© Amcor Ltd 2005

AMCOR

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# The Way Forward – Capital Discipline

EXECUTION FOCUS
Capital discipline

Returns PBIT/AFE
%
15
10
5
0
2000
2001
2002
2003
2004
2005

© Amcor Ltd 2005

AMCOR

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[LOGO]

Amcor

www.amcor.com

FULL YEAR
[GRAPHIC]	RESULTS
OVERVIEW

Disclaimer

•                  This presentation contains forward-looking statements that involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Amcor.  Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “seeks”, “estimate”, “anticipate”, “believe”, “continue”, or similar words.

•                  No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Amcor).  In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved.  Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

•                  In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections.  Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  The factors that may affect Amcor’s future performance include, among others:

•                  changes in the legal and regulatory regimes in which Amcor operates;

•                  changes in behaviour of Amcor’s major customers;

•                  changes in behaviour of Amcor’s major competitors;

•                  the impact of foreign currency exchange rates; and

•                  general changes in the economic conditions of the major markets in which Amcor operates.

•                  These forward looking statements speak only as of the date of this presentation.  Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, Amcor disclaims any obligation or undertaking to publicly update or revise any of the forward looking statements in this presentation, whether as a result of new information, or any change in events, conditions or circumstances on which any such statement is based.

•                  The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP (AGAAP) to AIFRS, is based on expected or early adopted AIFRS standards.

•                  There is a significant amount of judgement involved in the reconciliations from current AGAAP to AIFRS.  As such, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this presentation.  The figures disclosed in this presentation are management’s current best estimates of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the business groups; (b) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations; and (d) changes to the company’s and consolidated entity’s operations.

© Amcor Ltd 2005	[LOGO]

Agenda

•                  Review of the 2005 results

•                  Ken MacKenzie

•                  Lou Lachal

•                  Peter Day

•                  Summary

•                  Overview and direction for the future

•                  Ken MacKenzie

•                  Q & A

2004/2005 Year

•                  Profit after tax up 1% to $391 million

•                  Operating cash flow of $980 million

•                  Significant items a loss of $269.8 million

•                  Number of adverse impacts

•                  Substantial cost increases

•                  Slowing economic conditions

•                  Some projects behind schedule

•                  Trade Practices issue

•                  Positive offsets

•                  Numerous cost reduction programs

•                  Concerted effort to recover costs

•                  Second half substantially weaker

Overall

•                  Difficult year

•                  Result disappointing

•                  Improvement required

Amcor PET

[CHART]

Sales US$m	1,897	2,275	2,733
PBITA US$m	184.4	190.3	195.4
A.F.I. US$m	1,747	1,901	2,020
PBITA/AFI %	10.6	10.0	9.7
Employees	5,601	6,191	6,161

•                  Sales growth 20%

•                  Overall volume growth 5%

•                  Custom volume growth 6%

Regional Volumes

[CHART]

Total containers 34.1 billion

North America

•                  Solid year

•                  Earnings slightly lower due to unrecovered cost increases and price concessions

•                  Custom volume growth 10% and CSD/Water volumes flat

•                  Restructuring program was successfully completed

•                  Ongoing restructuring required

•                  Loss of volume predominately in Canada

•                  Three plants to close: Vancouver, Calgary, Montreal

•                  Non cash write down US$34 million

•                  Cash restructuring US$19 million

•                  Outlook

•                  CSD and water volumes flat

•                  Continued good growth in custom

•                  Price erosion offset by cost reductions

Latin America

•                  Strong year with volumes up 23%

•                  Earnings in Brazil and Argentina increased substantially

•                  In Mexico the integration of Arca remains behind schedule

•                  Outlook

•                  Continued solid growth

•                  Focus on execution in Mexico

Europe

•                  Very disappointing year with volumes down 4% and earnings substantially lower

•                  Cool summer

•                  German volumes and earnings well down

•                  Poor operating performances in Turkey (now closed) and Poland

•                  Change of management

•                  Outlook

•                  Modest volume growth

•                  Focus on execution

PET – Key Focus

•                  Continuing focus on cost reductions to offset margin erosion

•                  Improving the operating performance in Mexico and Continental Europe

•                  Capital expenditure to focus on higher returning businesses in Latin America and custom beverage

Amcor Flexibles

[CHART]

Sales €m	1,219	1,336	1,431
PBITA €m	74.2	78.2	84.6
A.F.I. €m	679	819	879
PBITA/AFI %	11.0	9.6	9.6
Employees	6,766	7,606	7,072

•                  Sales up 7%, mainly due to raw material cost increases

•                  Returns remained steady at 9.6%

•                  Substantial raw material cost increases largely recovered

•                  Significant cost reductions achieved

Amcor Flexibles Raw Material Input Costs

Raw Material Market Price Trends

[CHART]

Segment Performance

•                  Processed food

•                  Improvement driven through restructuring

•                  Write down of the carrying value of some plants

•                  The new plant in Russia on schedule

•                  Fresh food

•                  Solid performance particularly in the produce and bread markets

•                  Volumes and forward loading is good

•                  Health

•                  Reasonable year

•                  Business most impacted by external forces

•                  Raw material cost recovery

•                  Higher euro

•                  Americas

•                  Good year in both the fresh food and medical

•                  New capital being installed to improve value-add

Summary

•                  Operationally the business is better positioned than 12 months ago, however:

•                  European economy remains a concern

•                  Raw material prices are likely to increase over the next six months

•                  Processed Foods business has improved but still well below expectations

•                  Fresh, Health and Americas performance is satisfactory

Amcor Rentsch & Closures

[CHART]

Sales €m	734	604	582
PBITA €m	47.1	60.0	64.6
A.F.I. €m	571	431	448
PBITA/AFI %	8.2	13.9	14.4
Employees	3,279	3,140	2,851

•                  Amcor Rentsch

•                  Lower sales

•                  Higher operating efficiencies

•                  Improved cost base

•                  Preparation for graphical health warnings

•                  Amcor Closures

•                  New management team

•                  Tinplate cost increase

•                  Ongoing restructuring

•                  Philippines plant going well

Amcor Australasia

[CHART]

Sales $M	2,456	2,538	2,572
PBITA $M	282.9	316.5	316.8
A.F.I. $M	1,816	1,832	1,876
PBITA/AFI %	15.6	17.3	16.9
Employee’s	7,113	6,756	6,510

•                  Solid year

•                  Returns 16.9%

•                  Very strong first half but slower second half

Fibre - Corrugated

•                  Performance over the past 12 months disappointing

•                  Impacted by substantial management changes

•                  Volumes lower:

•                  Drought, retailer supply chain strategies, customers moving volumes offshore

•                  Loss of market share

•                  Negative flow-on effect to paper mills

•                  Lower domestic sales

•                  Higher export sales with lower margins

•                  Organisational review

•                  Regional rather than national

•                  Rebuild management, sales and marketing skills

The business needs rebuilding which will take one to two years

Fibre - Cartons

Converting

•                  Volumes down slightly in Australia

•                  Continuing restructuring delivering a lower cost base

•                  Good growth categories emerging

•                  Margins under increasing pressure from imports and substitution

Cartonboard Mill

•                  Domestic volumes lower

•                  Mill upgrade not yet delivering the quality of board expected

•                  Imported board putting pressure on domestic prices

•                  Export prices lower

Flexibles

•                  Good year overall with numerous market initiatives and internal restructuring delivering improved earnings

•                  Resin costs largely recovered in the marketplace

•                  Benefits to flow from restructuring in New South Wales

•                  New capital investment improving the cost position

•                  Launch of a number of innovative new products

•                  Closer relationship with Amcor Flexibles

Rigid and Glass

Beverage Cans

•                  Volumes up 5%

•                  Soft drink and RTD

•                  Extension of major contracts

Food Cans

•                  Lower volumes but improved operating performance

•                  Significant tinplate cost increases mostly recovered

•                  Importing industry dynamics

Glass

•                  Good sales and profit growth

•                  Second furnace commercialised in December

•                  Continuing strong customer support

Australasian Outlook

•                  Economy more subdued than 12 months ago

•                  Good opportunities exist for improvement in all aspects of the fibre division, but these will take time

•                  Market and supply chain dynamics are changing

•                  Overall there is a solid base of earnings, however the second half run rate is continuing into the current year

Amcor Asia

[CHART]

Sales $m	271	304	329
PBITA $m	33.0	37.2	33.7
A.F.I. $m	299	282	315
PBITA/AFI %	11.0	13.2	10.7
Employees	2,797	2,833	2,469

•                  Overall profit 9% lower

•                  Very poor second half

•                  Corrugated

•                  Very disappointing

•                  Lower margins and volumes

•                  Asset write downs

•                  Tobacco packaging

•                  Solid performance

•                  Flexibles

•                  Solid performance with medical packaging continuing to improve

Amcor Sunclipse

[CHART]

Sales $m	761	822	914
PBITA $m	49.7	40.9	41.9
A.F.I. $m	333	323	331
PBITA/AFI %	15.0	12.6	12.7
Employees	2,367	2,204	2,105

•                  Earnings up 2% to US$41.9 million

•                  Solid first half

•                  Some one off positives

•                  Particularly difficult second half:

•                  Volumes down due to slower market conditions

•                  Margins lower due to under recovery of cost increases

•                  Other costs up sharply, for example transport

•                  Added competition in corrugators

[LOGO]

Group Financials

Full Year Results 2004/2005

August 2005

Presentation Key Notes

•                  Key results & significant items

•                  Impairments and restructuring

•                  Borrowing costs and tax

•                  Returns and cashflow

•                  Capital structure and capital management

•                  Dividends

•                  AIFRS

•                  Summary

Key Results

$ mill (before significant items)	Jun 04	Jun 05	%Change
Sales	10,406	11,100	6.7%
PBITDA	1,286	1,298	0.9%
PBITA	831	838	0.8%
PBIT	704	711	1.0%
PBT (pre PACRS)	571	573	0.4%
PAT (pre PACRS)	440	443	0.6%
PBT (post PACRS)	518	521	0.5%
PAT (post PACRS)	387	391	0.9%
EPS (post PACRS: cents)	44.7	44.5	-0.4%
EPS (pre goodwill: cents)	59.4	58.9	-0.8%

Half on Half % Change 2004/2005 vs 2003/2004

Movement (before significant items)	1H%	2H%	YOY

Sales	+7.8	+5.6	+6.7
PBITDA	+4.9	-2.8	+0.9
PBITA	+5.0	-2.9	+0.8
PBIT	+5.1	-2.9	+1.0
PBT (post PACRS)	+5.2	-3.9	+0.5
PAT (post PACRS)	+6.2	-4.1	+0.9
EPS (post PACRS)	+3.7	-4.4	-0.4
EPS (pre goodwill)	+3.4	-5.3	-0.8

Significant Items

$ mill	Jun 04	Jun 05

PET restructure	(20)	(34)
Flexibles market sector rationalisation	(70)	(34)
	(90)	(68)
Twinpak residual assets	(10)	—
	(100)	(68)
Additional significant items	—	(260)
Tax effects	5	58

Net significant items	(95)	(270)

Additional Impairments and Restructuring

•                  Review of all BG’s, CGU’s and plants

•                  Goodwill at CGU level remains supportable

•                  Drill down identified underperforming sectors/plants

•                  $171m “impairment”, $89m accelerated depreciation = $260 mill

•                  Net of tax overall cost $210 mill

Additional Significant Items

	$m
PET
Canadian Restructure - Loss of major customer	60
Other	13	73
Flexibles
Impairments across 3 plants		27
Australasia
Paper Mill Assets – accelerated depreciation	89
Other	20	109
Asia
Impairment of Corrugated, Sacks and Rigid Assets		45
Other		6

TOTAL		260

Tax effects		49
Net		211

Interest and Borrowing Costs*

Weighted Average Cost	Jun 04	Jun 05

PACRS, PRIDES & Convertibles	7.9%	7.9%

Other Debt Facilities
• US	4.2%	5.0%
• European	4.2%	4.0%
• Australia	5.3%	5.7%
• New Zealand	6.5%	7.3%
• Asia	4.6%	4.9%
Weighted Average Interest Rate Cost	5.3%	5.5%

Other Borrowing Costs	c.30bp	c.30bp

*Represents weighted average costs at end of fiscal year

Effective Tax Rate

	Jun 04	Jun 05

Tax with PACRS as interest	22.5%	22.5%
Impact of PACRS	(2.1)%	(2.0)%
Tax on Statutory Profit*	20.4%	20.5%

* Before significant items

Incurred tax rate is lower due to:

•                  impact of PACRS

•                  efficient offshore capital structures

•                  use of tax losses, tax deductions for goodwill amortisation

EPS Returns

[CHART]

PBITA to Average Funds Invested

[CHART]

•97/98 and 98/99 are PBIT to Average Funds Employed

•All calculations before significant items

Cash Flow from Operations

[CHART]

Cash flow from operations before significant items

[CHART]

Before significant items

Cash Flow Summary

$m	Inflows	Outflows

		$59	Work Capital increase

		$294	Sustaining Capex

	PBITDA	$137	Net Borrowing Costs

	$1,298	$116	Tax

		$347	Dividends & PACRS

		$129	Other

	Debt $97	$312	Growth Capex/Acq/Disposals

Capital Expenditure Summary

$ mill	Jun 05

Capex	647	Maintenance
Acquisitions	46	c. $294
Gross Expenditure	693	+
Disposals	(88)	Growth $399
Net Capex	605	-

Vision Grande	36	Disposals (88)
Other	10	=
Acquisitions	46	Net Capex $605

Working Capital Performance

[CHART]

*After (i.e. net of) factoring and securitization of receivables

Capital Structure with OBS Financing

$ mill	Jun 03		Jun 04		Jun 05

Equity & PACRS	4,636		4,708		4,363
Net Debt*	2,297		2,689		2,548
	6,933		7,397		6,911
OBS financings**	850		662		783
Total Capital	7,783		8,059		7,694
Gearing (including OBS)	40.4%		41.6%		43.3%
Interest cover: PBITA***	3.7	x	4.1	x	3.9	x
Interest cover: PBITDA***	6.3	x	6.7	x	6.4	x

* Includes Australian Convertibles (which converted during 1H 03/04) and PRIDES

** Off Balance Sheet (operating leases & property and receivables securitisations)

*** Treating PACRS distribution as a fixed charge and including impact of off balance sheet items

Dividends

•                  Final dividend 17c (34c FY - up 6.3% on pcp)

•                  Final dividend franked 22% (25% for full year)

•                  Future franking likely to be <20%

•                  No DRP discount on final dividend

•                  DRP not dilutive to eps

•                  Payout ratio 57.7% pre-goodwill , pre significants

•                  Future dividend growth aligned to profit growth

Impact of AIFRS

•                  Goodwill

•                  Share based payments

•                  Pensions

•                  Leases and securitisations

•                  Restoration provisions, start up costs, grants

•                  Tax effect accounting

•                  Equity: debt classifications

•                  No overall economic or cash flow impact

AIFRS Impact on Profit 04/05

Reconciliation AGAAP to AIFRS		04/05

AGAAP net profit after tax (Pre PACRS)		443
PACRS distribution treated as interest		(52)
AGAAP net profit after tax (post PACRS)		391

•	Amortisation of goodwill	127
•	Tax loss utilisation adjustment to goodwill	(10)
•	Pensions expense	(10)
•	Share based payments	(4)
•	Startup costs	(3)
•	Government grants	(10)
•	Tax effects	(13)
•	Other items	(4)
•	Decommissioning expense	(5)

AIFRS Net Profit After Tax		464

All calculations before significant items

Ongoing positive earnings impact of AFIRS estimated to be around $50-60 million

AIFRS Impact on Balance Sheet June 05

Reconciliation	AGAAP	Adjustments		AIFRS

Current Assets	3,337	158	(1)	3,495
Non Current Assets	6,562	383	(2)	6,945
	9,899	541		10,440
Current Liabilities	3,094	162	(3)	3,256
Non Current Liabilities	2,442	751	(4)	3,193
	5,536	913		6,449
Equity	4,363	(372)		3,991

(1) – Receivables securitisation

(2) - Employee share loans, deferred tax assets, other PP & E

(3) - Receivables securitisation

(4) – Property securitisation deferred tax liabilities, restoration provisions, defined benefit plan obligations.

Financial Summary

•                  Cash flow remains strong

•                  Tax rate position maintained

•                  Recent working capital pressure absorbed & managed

•                  Matching currency of assets & liabilities

•                  Debt maturity profile remains strong

•                  Financial flexibility in capital structure

•                  Commitment to capital management

2004/2005 Summary

•                  The 2004/2005 year was particularly difficult

•                  The second half and more specifically the fourth quarter run rate was poor

•                  This run rate continues into the first half of the 2005/ 2006 year

•                  Some key determinants for earnings in 2005/2006 remain uncertain and volatile

•                  Not possible to give guidance for 2005/2006

The Way Forward

PBITA/AFI

[CHART]

Execution is the key to improving shareholder value

•                  For the past five years growth has had priority over returns

•                  Returns are the priority

•                  Good opportunities exist to deliver more value from our platform of businesses

EXECUTION FOCUS

Strong market positions	Customer and market focused	Low cost	Capital discipline	Improve shareholder value

The Way Forward – Strong Market Positions

EXECUTION FOCUS
Strong market positions

Good

	Assess:		Grow

	• Segment attractiveness • Competitive position	Poor	Fix Sell Close	• Review ongoing • Potential sale proceeds between $0.5 to $1.0 billion • Asset write downs $210 million • Further possible restructuring $100 to $150 million

The Way Forward – Customer & Market Focused

EXECUTION FOCUS	• Need to develop unique insights via a deeper understanding of customer and market needs
Customer and market focused	• Differentiated offer • First mover advantage • Need to upgrade commercial capability

Better execution of customer and market facing activities will improve shareholder value

The Way Forward – Lower Costs

• Continue to pursue business group initiatives
EXECUTION FOCUS	• Operating efficiencies
Low cost	• Capital upgrades
• Manufacturing footprint
• Drive new opportunities from global leverage
• Sharing best practice
• Overhead reductions
• Procurement

Need strong cost reduction culture to offset non recovered cost increases and deliver shareholder value

The Way Forward – Capital Discipline

• Manage investment spending by:
EXECUTION FOCUS	• Having a more focussed portfolio
Capital	• Better understanding the market segments and customer needs
discipline	• Continuing to reduce costs
• Focus on returns
• PBIT to Average Funds Employed
• Cash to shareholders

Focus on the use of cash and improving returns to improve shareholder value

Returns PBIT/AFE

[CHART]

The Way Forward – Cultural Change

EXECUTION FOCUS				Improve shareholder value

Strong market positions	Customer and market focused	Low cost	Capital discipline

CULTURAL CHANGE

• Improvement in execution will require cultural change

• Dynamic

• Lean

• “One” company

• Building our people is as important as Safety and ROAFE

Summary

Amcor will evolve to a leaner and more dynamic organisation driven by improving returns to shareholders through superior execution and a greater understanding of the markets in which we operate

Amcor News Release

For Release: August 24, 2005

RESULTS FOR 12 MONTHS ENDED JUNE 30, 2005

A$m	2004	2005
Sales	10,406	11,100	+6.7%
PBITA	831.1	837.8	+0.8%
PAT – pre goodwill amortisation (1)	515.0	517.9	+0.6%
PAT – post goodwill amortisation (1)	387.4	390.7	+0.9%
Significant items (2)	(94.6)	(269.8)
PAT after significant items	292.8	120.9	-41.3%
EPS-pre goodwill (3)	59.4	58.9	-0.8%
EPS-post goodwill (3)	44.7	44.5	-0.4%
Cash flow from operations	961.5	980.2	+1.9%
Dividend (cents)	32.0	34.0	+6.3%

(1)          Calculated after deducting the coupon payment of $52.3 million ($52.4 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)          The significant items relate to the PET business restructuring, the Flexibles restructuring and asset impairments.

(3)          EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	2004	2005

PBITA/Ave Funds Inv. (%)(3)	11.1	10.9
Return on Ave Equity (%)(3)	9.4	9.7
Net Debt/(Net Debt + Equity) (%)(1)	36	37
Net PBITA interest cover (times)(2)	4.5	4.4
NTA per share (A$)	2.52	2.50

(1) Convertible notes treated as debt.

(2) All hybrids treated as debt.

(3) Before significant items.

EARNINGS PER SHARE

Pre Goodwill Amortisation

Compound earnings growth over the past four years of 7.2%

KEY POINTS (1)

•	Profit after tax and pre significant items up 0.9% from $387.4 million to $390.7 million.

•	Earnings per share after goodwill amortisation down 0.4% from 44.7 cents to 44.5 cents.

•	Earnings per share pre goodwill amortisation down 0.8% from 59.4 cents to 58.9 cents.

•	Dividend up 6.3% from 32.0 to 34.0 cents per share.

•	This dividend payment is underpinned by strong operating cash flow of $980 million which represents $1.12 per share.

•	Returns for Amcor remain above its weighted average cost of capital of 9.5% (pre tax) with PBITA/Average Funds Invested of 10.9%.

•	Significant items for the year after tax were $269.8 million and included asset write downs of $208.1 million.

•	Although earnings for the full year were up 1%, earnings in the second half were down 3% and this lower performance is more indicative of the current trading performance.

•

During the year there was substantial cost increases for both raw material inputs, as well as other operating costs. A substantial majority of the raw material cost increases were recovered in the market, but most of the other cost increases were absorbed by the business units.

•	Sound performance in Amcor Australasia with returns at 16.9%. The second glass furnace was successfully commissioned, ahead of time and on budget.

•	The Amcor PET Packaging earnings were up 2.7% in local currency terms. In Latin America, the operations had a very strong year with volumes up 23%.

•	Earnings growth of 8% in Amcor Flexibles was a solid result, given the significant raw material cost increases incurred during the year.

•	The combined Amcor Rentsch and Amcor Closures businesses had a good result with earnings up 8% and returns improving to 14.4%.

•	The Amcor Sunclipse and Amcor Asia businesses both had a particularly difficult second half with earnings for both divisions down 30% in that period compared to the same period last year.

(1)     All figures are after the payment of PACRS interest and before significant items.

For further information please contact:
Ken MacKenzie	John Murray
Managing Director & CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Statement of Profit

A$m	2004	2005

Net sales	10,405.9	11,099.6
Profit from trading	1,286.2	1,297.5
• Dep’n & amort.	(582.7)	(586.9)
Profit before interest & tax	703.5	710.6
• Net interest (ex PACRS)	(132.8)	(137.2)
• PACRS interest	(52.4)	(52.3)
Profit before tax	518.3	521.1
• Income tax	(116.5)	(117.4)
• Minority interests	(14.4)	(13.0)
Profit after tax before
Significant items	387.4	390.7

Consolidated Cash Flow Statement

A$m	2004	2005

Profit after tax	387.4	390.7
• Dep’n & amort.	582.7	586.9
• Other items	(8.6)	2.6
Cash Flow from Operations before significant items	961.5	980.2

Change in provisions / assets	(70.6)	(60.2)
Significant items	(28.5)	(55.9)

Net Capital Expenditure	507.0	605.7
Increase / (Decrease) in working Capital	(116.7)	59.0

Consolidated Balance Sheet

A$m	2004	2005

Current Assets	3,052	3,337
Property, Plant & Equipment	4,745	4,400
Intangibles	2,063	1,767
Investments & Other Assets	426	395
Total Assets	10,286	9,899

Short-term debt	728	729
Long-term debt	1,776	1,748

Creditors & Provisions	2,742	2,758

Convertible Notes	332	301

Shareholder’s Equity (incl
PACRS)	4,708	4,363
Total Liabilities & Shareholders’ Equity	10,286	9,899

Segmental Analysis

	2004					2005
	Sales	PBITA	Goodwill	PBIT	ROAFI	Sales	PBITA	Goodwill	PBIT	ROAFI
	($m)	($m)	($m)	($m)	(%)	($m)	($m)	($m)	($m)	(%)
Amcor Australasia	2,537.9	316.5	(15.9)	300.6	17.3	2,571.7	316.8	(16.1)	300.7	16.9
Amcor PET Packaging	3,205.2	268.2	(68.3)	199.9	10.0	3,645.1	260.5	(65.9)	194.6	9.7
Amcor Flexibles	2,241.0	131.2	(17.7)	113.5	9.6	2,418.8	143.0	(20.0)	123.0	9.6
Amcor Sunclipse	1,158.1	57.6	(13.7)	43.9	12.6	1,218.8	55.8	(13.2)	42.6	12.7
Amcor Rentsch & Closures	1,012.3	100.6	(11.1)	89.5	13.9	984.1	109.1	(11.0)	98.1	14.4
Amcor Asia	249.5	30.5	(0.9)	29.6	13.2	263.3	27.0	(1.0)	26.0	10.7
Divisional Total	10,404.0	904.6	(127.6)	777.0		11,101.8	912.2	(127.2)	785.0
Investments / Other		(73.5)	—	(73.5)			(74.4)		(74.4)
Intersegmentals	1.9					(2.2)		—
TOTAL	10,405.9	831.1	(127.6)	703.5	11.1	11,099.6	837.8	(127.2)	710.6	10.9

Final Dividend

Directors have declared a final dividend of 17 cents per share, 22% franked at 30 cents in the dollar. The total dividend for the year is 34 cents compared with a total dividend of 32 cents last year. The record date for the final dividend is 8th September, 2005 and will be paid to shareholders on 28th September, 2005.

The Dividend Reinvestment Plan (DRP) remains in operation with a zero discount. The issue price of DRP shares will be determined from the arithmetic average of the daily weighted average market price for the nine business days 12 to 22 September, 2005 inclusive.

Accounting Principles

The financial statements are based on the audited accounts of Amcor Limited and its controlled entities and have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit. The PACRS cost for the year ended 30 June 2005 was $52.3 million compared with $52.4 million for the previous year.

Significant Items

Significant items for the twelve months ended 30 June, 2005 total $269.8 million loss (net after tax) compared with $94.6 million loss last year.

Significant items for 2004/2005 relate to Asset Impairments with PET, Australasia, Flexibles and Asia ($208.1 million), PET business integration and restructuring ($37.0 million) and Flexibles market sector rationalisation ($24.7 million).

Significant items for 2003/2004 relate to PET business restructuring ($19.9 million) and Flexibles market sector rationalisation ($66.9 million) and the write down of residual assets for the former Amcor Twinpak group ($7.8 million).

Full details are outlined on page 9 of this release.

2

	2004	2005
	A$	A$
Net Sales (mill)	2,538	2,572
Change (%)		1.3
PBITA (mill)	316.5	316.8
Change (%)		—
Operating Margin (%)	12.5	12.3
Average Funds Invested (mill)	1,832	1,876
PBITA/AFI (%)	17.3	16.9

Amcor Australasia had a solid year with a strong first half offset by a poorer second half mainly due to a weakening Australian economy. Sales increased by 1% to $2,572 million with PBITA flat at $316.8 million. Funds Invested increased due to the commissioning of the second glass furnace although sound working capital management partly offset the increase. Return on Average Funds Invested declined to 16.9% from 17.3% last year.

The Australasian business is managed as four divisions, being Fibre, Flexibles, Rigid and Glass.  The Fibre division consists of the corrugated and carton converting businesses, as well as the manufacture of recycled papers for corrugated boxes and board for folding cartons.

In the Corrugated Packaging segment, volumes were slightly down overall. In Australia, volumes were down 3%, a reflection of a slowing economy, the continuation of the drought affecting the dairy, fruit and produce segments, partly offset by stronger demand in the meat segment.  In New Zealand, volumes were down 5% mainly due to the poor kiwifruit season but compounded by the loss of a major customer early in the year.  Significant senior management changes also occurred during the year and the business has been reorganised on a regional rather than national structure.

The Recycled Paper Mills were negatively impacted by the reduced domestic demand from the corrugated box plants, a very competitive export market and a strong Australian dollar.  Mill efficiencies were sound while ongoing cost increases, especially for wastepaper, were generally not recoverable in a competitive market.  The business has taken an additional charge for accelerated depreciation on the paper recycling mills of $90 million pending a decision on upgrading the manufacturing capabilities.

The Folding Carton Converting business benefited from the restructuring that commenced in 2003/04 on the Australian east coast.  Volumes were slightly lower in Australia due to reduced off-take in the wine and cereal segments. In New Zealand volumes were steady.

The Petrie Mill, located in Queensland, had a difficult year impacted by weaker domestic demand and increased imports of cheaper Korean board. Although this importation was the subject of a successful anti-dumping case, it lowered margins and reduced domestic volume.   The upgrade of the Mill has taken longer than expected to achieve the quality required to replace imported whiteboards.

Overall, the Fibre division earnings were down for the year with a small improvement in the first half, offset by lower earnings in the second half mainly due to lower volumes and unrecovered cost increases.

The Flexibles business had a solid year with volume up nearly 2% and resin cost increases generally recovered from the market in a timely fashion with only a modest impact on earnings.  Rationalisation down to one site in NSW is nearing completion and, combined with recent capital investment, this business now has a cost effective manufacturing footprint with appropriate state of the art equipment. The business continues to benefit from its strong relationship with the global Flexibles group. For the full year, earnings were higher although the first half was stronger than the second half which was impacted by slowing economic conditions.

The Rigid Packaging group comprises the beverage, food, aerosol cans, PET and closures businesses.  The two main businesses of Beverage Can and Food Can both had a good year resulting in improved earnings for the Rigid division.    In the Beverage Can business, volumes were up 4%, mainly in the ready to drink, mixer and soft drink segments.  Plant efficiencies improved following the extensive capital investment program on the new 202 super end in the previous year.

Volumes in the Food Can business were down on the previous year due to the impact of poor crops, increased imports of filled product and, in the second half, significantly higher tinplate costs.  Somewhat offsetting these impacts were a more favourable sales mix and continued improvement in manufacturing efficiencies.

The glass wine bottle operation again exceeded expectations. The commissioning of the second furnace was ahead of plan and sales for the year were consequently higher than anticipated, while productivity was in line with expectations. Continued strong customer support and an increase in the range of products contributed to an increase in earnings.

The outlook for the business remains sound, although in the short term the slower second half run rate is continuing into the current year.

3

	2004	2005	2004	2005
	A$	A$	US$	US$
Net Sales (mill)	3,205	3,645	2,275	2,733
Change (%)		13.7		20.1
PBITA (mill)	268.2	260.5	190.3	195.4
Change (%)		(2.9)		2.7
Operating Margin (%)	8.4	7.1	8.4	7.1
Average Funds Invested (mill)	2,678	2,694	1,901	2,020
PBITA/AFI (%)	10.0	9.7	10.0	9.7
Average exchange rate $A/US	0.71	0.75

Amcor PET Packaging had a satisfactory year with PBITA earnings in US dollars up 2.7% to $195.4 million and return on average funds invested at 9.7%.

The business in Latin America had a strong year with earnings well up on last year.  The business in North America was steady with last year, while earnings for the European business were lower.

Unit volumes grew by 5% to 34 billion. The custom segment, including higher margin custom containers and multilayer preforms, grew by 6%.  This stronger growth pattern reflects the business strategy to focus capital on this higher technology market segment.

The North American operations, including Canada, experienced volume growth of 3% with the business making an active decision to exit marginal volumes and focus on higher value added segments.

Volume increases came primarily from the continued strength of the custom market which was up over 10% versus prior year, driven by strong growth in the juice and sports drinks categories.  The CSD and water volumes were flat.

Earnings in North America were down slightly when compared to the prior year.  Although the cost reduction programs have delivered the benefits anticipated and differential pricing initiatives have improved earnings at some plants, these increases were more than offset by the inflationary pressures in costs that were absorbed by the business and some price concessions on longer term contracts.

In the short term there are some further price concessions expected, as well as ongoing increases in operating costs.  The target for management is to more than offset these impacts with cost reductions and an improved mix to the higher value-add custom products.

The business has also been notified of the loss of around 800 million containers in volume at the end of the current contract in January 2006.  The supply of this volume is predominately from plants located in Canada.  After examining a number of options, the decision has been made to close the three small Canadian plants, being Vancouver, Calgary and Montreal.  This has required an asset write down on these plants and related equipment of US$34 million and a cash restructuring cost of US$19 million.  Both these amounts will be taken as significant items.  The ongoing earnings impact beyond the 2006 year is anticipated to be less than US$5 million per annum.

In Latin America, volume growth, including the impact of acquisitions, was 23%.

Custom volumes continued to deliver strong growth and were up 13%.  New custom developments for sports drinks, food products and personal care items across the region fuelled this growth.

Earnings in Latin America were up significantly both for the base business and after including the impact of acquisitions.  There were particularly strong performances in Argentina, Brazil and Venezuela.

The performance of the Brazilian operations is particularly gratifying as the local and regional management teams, through a well-executed program of restructuring and cost reductions, made significant progress in improving profitability and returns.

For Mexico, the integration of the Arca acquisition proved more complex than originally anticipated.  While the management team remains confident that the synergistic benefits anticipated from the acquisition will be fully realized, the impact will now be realised throughout the 2005/06 fiscal year.

In Europe, volumes were down 4% and earnings were substantially lower.  Lower volumes were primarily due to a cool summer in 2004 compared to the unusually hot summer in 2003 and the significant reduction in refillable PET containers in Germany.

Custom volumes continue to be strong and now represent 23% of the total volumes for the region.  The multilayer juice and beer bottle containers continue to deliver strong volumes and good growth.

Across Europe, performance was mixed.  In the UK and Spain the performances were broadly steady on the previous year, however the operations in Turkey and Poland both made losses.  The Turkish plant has now been closed and the Polish plant is undergoing substantial change by way of strengthening relationships with multinational customers, establishing more long term supply agreements and diversifying away from the CSD and water markets.

For the current year, there is an improved outlook with a new management team looking to address the key issues facing the business in Germany and Eastern Europe.

Other significant items for the year, relating to previously announced projects, included a USD24.5 million charge largely dedicated to funding the North American restructuring effort and overhead cost reduction initiatives in all three regions.

The outlook for Amcor PET Packaging is for steady improvement,  driven by continued emphasis on structural cost improvements and focused capital spending to support and expand the higher value added custom business portion of the portfolio.

4

	2004	2005	2004	2005
	A$	A$	€	€
Net Sales (mill)	2,241	2,419	1,336	1,431
Change (%)		7.9		7.1
PBITA (mill)	131.2	143.0	78.2	84.6
Change (%)		9.0		8.2
Operating Margin (%)	5.9	5.9	5.9	5.9
Average Funds Invested (mill)	1,373	1,486	819	879
PBITA/AFI (%)	9.6	9.6	9.6	9.6
Average exchange rate $A/€	0.60	0.59

Amcor Flexibles had a good year, under difficult circumstances, with PBITA, in Euro terms, up 8.2% to €84.6 million.  Sales increased 7% to €1,431 million, primarily due to an increase in raw material costs.

Earnings were negatively impacted by substantial raw material cost increases, which had the largest impact on earnings in the second half.  Significant success was achieved in passing on these cost increases although they were not fully recovered.  This partial under-recovery reflected continuing retailer pressure on the supply chain, weakness in a number of central European economies and a strong Euro depressing exports.  Although raw material input costs have now stabilised, this is mainly due to weakening demand across much of Europe and with the oil price remaining high, it is possible that raw material costs will increase if there is an improvement in economic activity.

Offsetting this negative, was a substantial positive contribution from a range of cost cutting and restructuring initiatives.  During the year, the loss making plant in the Netherlands was closed and there was a significant reduction in overhead costs as well as ongoing restructuring at a number of plants.  In all, around 700 people, out of 7,820, have left the business over the past 12 months.  The significant item booked for the year to cover this restructuring was €20.2 million.  The benefits from this restructuring for a full year are anticipated to be around €30 million per annum and in the 2005 year, around half of this amount was reflected in earnings.

Slowing economic conditions across much of Continental Europe during the second half of the year also impacted earnings.  With the weakening demand and consequent lower volumes it was considerably more difficult to recover cost increases.

Other input costs, mainly relating to energy and transport, resulted in higher than inflation cost increases which were generally not able to be passed onto customers.  These increases were absorbed by the business and impacted negatively on earnings.  Energy price pressure continues to be a major concern.

The high Euro exchange rate continues to put pressure on export margins of both Eurozone manufacturing plants and their customers.

The operational positives, besides the restructuring program, include the ongoing strong performance in America, improvement in Processed Foods and the continued success of product innovation in delivering new value add products to the market.

The Processed Food sector achieved solid improvements during the year, especially in the second half.  The closure of the plant in the Netherlands, combined with a number of other individual restructuring programs and improved performance in some market segments were the primary drivers of the earnings increase.

Construction of the new plant in Russia is proceeding to schedule and it will be in operation by September 2005, enabling Amcor Flexibles to meet the local needs of a number of its key customers.

Due to the ongoing difficult operating conditions in some market segments and geographic regions, the assets at three sites, predominately servicing the Processed Food markets, have been written down by a combined amount of €16 million. This is treated as a significant item.

The Fresh Food sector continued to make good progress, particularly in the bread and produce markets, building on its leading position.  Overall, sales for the sector were ahead and both margins and returns remain above the Amcor Flexibles’ average.

The European Healthcare business benefited from the integration of the former Rexam businesses, although the film based businesses suffered from the lag in recovery of raw material cost increases and operational issues.  Good progress was made in the pharmaceutical market.

The American business, which comprises mainly the former Rexam Healthcare operations in the US, Puerto Rico and Brazil, plus a focused Fresh Food operation, had an excellent year with sales, margins and returns ahead of last year.

The overall results of Amcor Flexibles confirm the validity of the strategy to focus on specific market segments, particularly in Healthcare and Fresh Food, and on developing regional markets like Eastern Europe, underpinned by a commitment to innovation and customer service.

Overall, the business is commencing the current year in a better structural position than last year.  The high oil price will continue to have a negative influence on raw material and energy costs and pressures will continue in the supply chain.  However, with a lower cost base, fitter and more focused plants and a continued drive on innovation, Amcor Flexibles is confident of achieving improved returns in 2005/2006.

5

	2004	2005	2004	2005
	A$	A$	US$	US$
Net Sales (mill)	1,158	1,219	822	914
Change (%)		5.3		11.2
PBITA (mill)	57.6	55.8	40.9	41.9
Change (%)		(3.1)		2.4
Operating Margin (%)	5.0	4.6	5.0	4.6
Average Funds Invested (mill)	456	441	323	331
PBITA/AFI (%)	12.6	12.7	12.6	12.7
Average exchange rate $A/US	0.71	0.75

Amcor Sunclipse achieved a flat result with PBITA up 2.4% to US$41.9 million.  After a strong first half, earnings in the second half were down 30.2% on the same period last year, reflecting substantially more difficult operating conditions.

The main reasons for the reduction in earnings in the second half were:

•             A slowing in some of the important market segments that Amcor Sunclipse services, resulting in lower volumes across all three business units.

•             Higher input costs, which became increasingly difficult to recover in the marketplace.  Gross margins in the second half were lower.

•             Higher transport costs due mainly to fuel surcharges that were not fully recovered in higher prices.

•             More difficult market conditions for the Corrugated business, compared to the first half, due to increased competitive activity and more aggressive pricing.

Notwithstanding these half on half impacts, returns for the business overall remained broadly in line with last year at 12.7%.

The Amcor Sunclipse business is divided into manufacturing and distribution divisions.  Distribution includes all types of industrial packaging including flexible packaging.  Manufacturing produces corrugated sheets and converts them into boxes and is predominantly located in California.

The corrugated business had a solid year overall with volumes up 4.7%, although this growth was assisted by a competitor’s corrugator being down for two months in the first half.  In the second half, the increased competitor volumes and somewhat slower economic conditions meant that earnings were well down on the second half last year.  In June, there was a modest reduction in linerboard prices, reflecting the overall weaker demand and some stock was sold at lower prices to meet competition in the market.  The short term outlook for this business remains challenging.

The manufactured products group also had a strong first half but a much weaker second half, although earnings for the full year were higher than last year.

Volumes for the year were 7.7% lower as the business made a conscious effort to concentrate on higher value products.  During the first half of the year, cost increases were generally passed on to customers, but this became increasingly difficult in the second half.  This business continues to work on the cost base to help improve margins.

The Distribution division consists of 38 operations across 14 states in the US and four in Mexico.  A small distributor was acquired during the year in New Jersey to further expand the footprint on the east coast.

The Distribution business had a solid year, although earnings were slightly lower.  Two corrugated cost increases, as well as numerous other cost increases caused by rising oil prices, were absorbed by the business during the year.

As a result, trading margins suffered during the year as the full impact of these price increases were not able to be passed on to customers. The business is working to eliminate unprofitable customers as well as target margin improvement across the business base.

The focus for the overall business is to work to reduce costs where it can and improve the gross profit margin to recover both raw material and other cost increases.  A new business Service Centre located in Arizona has centralised the back office accounting functions to a lower cost region.  A second initiative is a sales force effectiveness program to help ensure increases in raw material costs are passed on to customers in a more timely fashion.

It is anticipated profit will improve from the current run rate towards the end of calendar 2005 as margins increase; however the first half earnings are expected to be lower than the corresponding period last year.

6

	2004	2005	2004	2005
	A$	A$	€	€
Net Sales (mill)	1,012	984	604	582
Change (%)		(2.8)		(3.6)
PBITA (mill)	100.6	109.1	60.0	64.6
Change (%)		8.4		7.7
Operating Margin (%)	9.9	11.1	9.9	11.1
Average Funds Invested (mill)	722	757	431	448
PBITA/AFI (%)	13.9	14.4	13.9	14.4
Average exchange rate $A/€	0.60	0.59

Amcor Rentsch

Amcor Rentsch, which produces folding cartons principally for the tobacco industry, had a solid year with higher earnings despite sales being 6% lower at €306 million.

The lower sales were a result of continuing pressure on tobacco markets in Western Europe, driven primarily by substantial tax increases in major markets such as Germany and France.

This decrease in Western Europe was partially compensated by increased production in Russia and Poland with both these plants running at full capacity.

This growing demand in Eastern Europe, together with ongoing reductions in the cost base in Western Europe ensured improved earnings for the year.

As part of the process to improve the cost base, as well as prepare for the increased technical complexity required with the introduction of new graphical health warnings, a new generation press will be installed in the plant in France.  This press will have higher output, lower waste and a reduced manning level than older generation machines.

To further improve the plant focus and following the continued growth of the non tobacco carton business, a new offset machine will be installed at the plant in Laupen, Switzerland.

The outlook for the 2005/2006 year remains positive; however growth is unlikely to be at the same rate as the past few years, given that the plants in Eastern Europe are operating at full capacity.

Amcor Closures

The Closures business consists of 11 metal, plastic and composite closure plants in 10 countries, including the Bericap joint venture.

Sales for the Amcor Closures business were 1% lower with profit in line with last year.

The business was significantly impacted by an increase in tinplate prices of 20% on January 1 in Europe and even larger increases in Asia.  Amcor White Cap was committed to recovering raw material cost increases and this was largely achieved, although at the expense of some volume.

Overall, although volumes declined in Western Europe, the business benefited from good growth in the regions of Eastern Europe, Asia and the Middle East.

In Europe, Amcor White Cap continued its efficiency improvement program by closing the loss making Hungarian operation and transferring production to other sites. In Asia, Amcor White Cap commercialised a new patented composite cap for food applications. This new plant is now fully operational producing at capacity with forward orders requiring additional capacity expansion.

The Bericap joint venture’s revenue and sales were broadly in line with last year.  Profit continued to be negatively impacted by the strength of the Canadian dollar against the US dollar for those products exported from Canada to the US.  The plant in California delivered stronger results than the prior year.  The outlook for this plant is promising, with the continued expansion of its product offering.

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	2004	2005	2004	2005
	A$	A$	Sing$	Sing$
Net Sales (mill)	250	263	304	329
Change (%)		5.2		8.2
PBITA (mill)	30.5	27.0	37.2	33.7
Change (%)		(11.5)		(9.4)
Operating Margin (%)	12.2	10.3	12.2	10.3
Average Funds Invested (mill)	232	252	282	315.5
PBITA/AFI (%)	13.2	10.7	13.2	10.7
Average exchange rate $A/Sing	1.22	1.25

Amcor Asia had a mixed year.  After a solid first half with earnings up 15.1%, the second half was considerably more difficult with earnings down 30% for an overall performance for the year down 10% to S$33.7 million.

The major contributor to a poor second half result was a very disappointing performance in the corrugated businesses in Malaysia and Indonesia due to excess capacity and a highly competitive market.  Although sales and volumes increased, there was an inability to pass on linerboard raw material cost increases.  The carrying values of the corrugated assets have been written down by S$48 million.

The Tobacco Carton business had another good year with sales and earnings higher and an improved performance in the three countries where plants are located.

In January 2005, Amcor acquired a 16.67% share in the Hong Kong listed company, Vision Grande Group Holding Limited that operates three tobacco packaging businesses in China.  This is a strategic investment in the rapidly consolidating Chinese tobacco market.

The Flexibles business, which consists of a medical packaging plant in Singapore and two food flexible packaging plants in China, had another solid year with good returns and raw material cost increases were generally passed on to customers in a timely manner with minimal impact to earnings.

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SIGNIFICANT ITEMS $m	2004	2005

Significant items before income tax

PET business integration and restructure	(19.9)	(51.8)

Flexibles market sector rationalisation	(69.3)	(34.2)

Write down residual assets of the former Twinpak group	(10.6)	—

Asset impairments	—	(242.4)

Significant items before income tax	(99.8)	(328.4)

Related income tax on significant items (where applicable)

Income tax benefit on PET business integration and restructure	—	14.8

Income tax benefit on Flexibles market sector rationalisation	2.4	9.5

Income tax benefit on write down residual assets of the former Twinpak group	2.8	—

Income tax benefit on asset impairments	—	34.3

Income tax on significant items	5.2	58.6

SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	(94.6)	(269.8)

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

	Restructuring Plant
		Plant	Onerous	Goodwill	Asset
	Redundancy	Closure	Lease	Impairment	Impairments	Total
	$m	$m	$m	$m	$m
Pet	20.7	19.1	12.0	5.6	49.9	107.3
Australasia	—	—	—	—	108.7	108.7
Flexibles	27.7	6.5		—	27.2	61.4
Asia	—	—	—	0.7	44.2	44.9
Corporate	—	—	—	—	6.1	6.1
Total	48.4	25.6	12.0	6.3	236.1	328.4

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Amcor News Release

For release: Wednesday, August 24, 2005

PROFIT AFTER TAX AND BEFORE SIGNIFICANT ITEMS UP 1% TO $391 MILLION

Amcor announces today that profit after tax and before significant items was up 1% to $391 million.  The final dividend increased from 16 to 17 cents per share, giving a full year dividend of 34 cents per share, up 6.3% on the previous year.

The company continues to generate strong operating cash flow, which for the year was $980 million.  Return on funds invested were 10.9% and above our weighted average cost of capital of 9.5%.

Significant items charged against earnings were $269.8 million net of tax. The previously announced PET and Flexibles restructurings were completed.  In addition, asset write downs were booked, reflecting a reassessment of the carrying values in a number of operating units.

In announcing the result, Amcor’s Managing Director and Chief Executive Officer, Mr Ken MacKenzie, said: “The past year has been particularly challenging with a number of factors adversely impacting second half earnings including rapidly rising raw material costs and slowing economic conditions in some markets.

“Offsetting these adverse impacts, the businesses have recovered a substantial majority of the raw material cost increases and there has been sizeable cost savings through rationalisation and restructuring initiatives.

“While economic conditions remain subdued in some markets and input costs continue to increase, there is considerable short term uncertainty relating to volumes and margins.  In this environment it is not possible to comment on earnings guidance for the coming year.

“Over the past five years, Amcor has divested non-core paper assets and established a global packaging presence with important market positions.  There are good opportunities to improve earnings and returns from the existing portfolio, but to obtain these the organisation must focus on achieving superior execution in a number of key areas.

“In particular, we must have strong market positions, be focused on our customers and their market segments, continually reduce the cost base and demonstrate improved capital management discipline.

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Amcor News Release

“There is clear desire in the group to leverage our skills across the organisation, through greater teamwork and to develop a culture that challenges the status quo.

“Over the next three years, Amcor will evolve into a leaner and more dynamic organisation, driven by improving returns to shareholders through superior execution and an in depth understanding of the markets in which we operate.”

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director & CEO	Executive General Manager
Amcor Limited	Corporate Affairs
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

Reconciliation of Statutory and Reported Earnings for 2005

	$ million	EPS Cents per share
Operating profit after tax	390.7	44.5
Interest on PACRS (1)	52.3
Statutory profit before significant items	443.0
Significant items after tax (2)	(269.8)
Statutory profit after significant items	173.2	13.8

(1)                                  The interest payment on the Perpetual Convertible Reset Securities (PACRS) is treated as an equity distribution for statutory profit; however, for market analysis purposes, Amcor elects to treat it as an interest expense and hence reduce the reported operating profit by $52.3 million. The EPS remains unchanged, as under the accounting standards, even though it is required to be treated as an equity distribution in the reported profit, it is required to be treated as interest in the EPS calculation.

(2)                                  Significant items charged against earnings were $269.8 million net of tax. The previously announced PET and Flexibles restructuring was completed. In addition, asset write downs were booked, reflecting a reassessment of the carrying values in a number of operating units.

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Appendix 4E

Preliminary Final report

Appendix 4E Rule 4.3A

Preliminary Final report

Year Ended 30 June 2005

AMCOR LIMITED

ABN 62 000 017 372

2.  Results for announcement to the market

				$A million
2.1 Revenues from ordinary activities	up	6.7%	to	11,099.6

2.2 Profit (loss) from ordinary activities after tax attributable to members
• Before significant items	up	0.6%	to	443.0
• After significant items	down	49.9%	to	173.2

2.3 Net profit (loss) for the period attributable to members
• Before significant items	up	0.6%	to	443.0
• After significant items	down	49.9%	to	173.2

	Amount per	Franked amount
Dividends	security	per security
Current period

2.4 Final dividend	17.0 cents	3.7 cents
2.4 Interim dividend	17.0 cents	4.8 cents

Previous corresponding period

2.4 Final dividend	16.0 cents	6.4 cents
2.4 Interim dividend	16.0 cents	6.4 cents

2.5 Record date for determining entitlements to the dividend	Final dividend – 8 September 2005

2.6 Brief explanation of any figures in 2.1 to 2.4 – refer press release attached

3.  Statement of Financial Performance – refer attached

4.  Statement of Financial Position – refer attached

5.  Statement of Cash Flows – refer attached

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6.  Details of individual dividends and payment dates – refer attached Note 27 Retained Earnings

7.  Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation.  Issue price is calculated on the arithmetic average of the weighted average price for the nine business days September 12 to 22, 2005 inclusive.  The last date for receipt of election notices for the dividend reinvestment plan is 8 September 2005.

8.  Statement of retained earnings – refer attached Note 27 Retained Profits

9.  Net tangible assets

		Previous
		corresponding
	Current period	Period

Net tangible asset backing per ordinary security	$2.50	$2.52

10. Control gained over entities having a material effect – refer attached Note 36 (2) Businesses/Controlled Entities Acquired

11. Not applicable

12. Significant information – refer press release attached

13. Not applicable

14. Commentary on results for the period – refer press release attached

15. This report is based on accounts which have been audited.

	Date:	24 August 2005
Julie McPherson
Company Secretary & Group General Counsel

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ JULIE McPHERSON
JULIE McPHERSON
(Company Secretary / Group General Counsel)

Date   24/08/2005

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